UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

RC2 Corporation
(Name of Subject Company)

RC2 Corporation
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:

James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this “Schedule 14D-9”) relates is RC2 Corporation, a Delaware corporation (“RC2” or the “Company”). The address of the principal executive offices of the Company is 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523, and its telephone number is (630) 573-7200.

(b) Class of Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock”). As of the close of business on March 23, 2011, there were 21,659,048 shares of Common Stock outstanding (including 74,170 shares of unvested restricted stock).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by Galaxy Dream Corporation (the “Purchaser”), a Delaware corporation and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Tomy” or “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated March 24, 2011 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $27.90 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). According to the Offer to Purchase, the Offer will expire at 12:00 midnight, New York City time, at the end of Wednesday, April 20, 2011. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is made in accordance with the Agreement and Plan of Merger, dated as of March 10, 2011 (as it may be amended from time to time, the “Merger Agreement”), among RC2, Tomy and the Purchaser. The Merger Agreement provides that subject to the satisfaction or waiver of certain conditions, following the completion of the Offer and in accordance with the Delaware General Corporation Law (the “DGCL”), the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). In the Merger, each share of Common Stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares of Common Stock owned by the Company, Tomy, the Purchaser or any other direct or indirect wholly owned subsidiary of Tomy, or by any stockholder of the Company who properly exercises appraisal rights under the DGCL) will be canceled and converted into the right to receive $27.90 or any greater per share price paid in the Offer (the “Merger Consideration”), without interest thereon and less any applicable withholding taxes. Following the Effective Time, the Company will continue as an indirect wholly owned subsidiary of Tomy (the Company after the Effective Time is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

This description of the terms of the Offer is qualified in its entirety by reference to the Offer to Purchase, Letter of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of Tomy and the Purchaser is 7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan, and their telephone number at such offices is +81-3-5654-1288.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (i) the Company’s executive officers, directors or affiliates; or (ii) Tomy, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is incorporated herein by reference.

(a)	Arrangements with Tomy and the Purchaser.

Merger Agreement.

On March 10, 2011, the Company, Tomy and the Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated by reference herein.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, the Purchaser or Tomy. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Tomy and the Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and Parent and the Purchaser, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Company, Parent or the Purchaser.

Confidentiality Agreement.

On November 9, 2010, RC2 and Tomy entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and, for a period of two years from the date of the Confidentiality Agreement, would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Confidentiality Agreement, each party also agreed, among other things, to certain “standstill” provisions for the protection of the other party for a period of one year from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of one year from the date of the Confidentiality Agreement, neither party would solicit the other party’s officers or other senior managers met during such party’s evaluation of a potential transaction. This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

New Employment Agreements and Other Employment-Related Agreements.

As a condition to Tomy’s willingness to proceed with the transactions contemplated by the Merger Agreement, on March 10, 2010 concurrently with the execution of the Merger Agreement, the Company entered into employment agreements (the “New Employment Agreements”) with each of the Company’s executive officers and Tomy (solely as to certain provisions thereof). The New Employment Agreements, which will become effective only upon the consummation of the Offer (the date of effectiveness of the New Employment Agreements is referred to as the “Commencement Date”), and will amend, restate and replace in their entirety the executive officers’ existing employment agreements with the Company, which were entered into on April 1, 2008, in the case of Curtis W. Stoelting, Peter J. Henseler, Gregory J. Kilrea and Helena Lo and on November 5, 2008, in the case of Peter A. Nicholson (as amended, the “Existing Employment

Agreements”). The New Employment Agreements are summarized below under “Arrangements with Current Executive Officers, Directors and Affiliates of the Company — New Employment Agreements with Executive Officers.”

As a condition to Tomy’s willingness to proceed with the transactions contemplated by the Merger Agreement, on March 10, 2010 concurrently with the execution of the Merger Agreement, the Company and Tomy (solely as to certain provisions thereof) also entered into an employment agreement Jamie W. Kieffer, the Company’s Chief Marketing Officer, and the Company and Tomy entered into a rollover bonus agreement with Gary W. Hunter, a member of management of the Company’s subsidiary in Australia (collectively, such employment agreement and rollover bonus agreement are referred to herein as the “Other Employment-Related Agreements”). A summary of the Other Employment-Related Agreements is contained in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Other Employment-Related Agreements, which are filed as Exhibits (e)(8) and (e)(9) hereto and are incorporated by reference herein.

(b)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Interests of Certain Persons.

Certain directors, executive officers and affiliates of the Company may have interests in the Transactions that are different from or in addition to their interests as Company stockholders generally. The Board of Directors of the Company (the “Company Board”) was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the Transactions.

Cash Consideration Payable Pursuant to the Offer.

The vested shares of Common Stock held by the Company’s directors and executive officers will be treated in the same manner as outstanding shares of Common Stock held by other stockholders of the Company. As of March 9, 2011, the Company’s directors and executive officers and their affiliates beneficially owned in the aggregate 445,289 shares of Common Stock, excluding (1) shares issuable upon exercise of options to purchase Common Stock (“Stock Options”), (2) shares issuable upon exercise of stock-settled stock appreciation rights (“SSARs”), (3) shares issuable upon vesting of performance-based restricted stock units (“RSUs”) and (4) unvested shares of restricted stock (“Restricted Stock”). If the Company’s directors and executive officers and their affiliates tendered all of such shares of Common Stock pursuant to the Offer, they would receive an aggregate amount of $12,423,563, net in cash, without interest thereon and less any applicable withholding taxes.

New Employment Agreements with Executive Officers.

As a condition to Tomy’s willingness to proceed with the transactions contemplated by the Merger Agreement, on March 10, 2010 concurrently with the execution of the Merger Agreement, the Company and Tomy (solely as to certain provisions thereof) entered into the New Employment Agreements with Curtis W. Stoelting, the Company’s Chief Executive Officer and a director, Peter J. Henseler, the Company’s President and a director, Gregory J. Kilrea, the Company’s Chief Operating Officer, and Helena Lo, an Executive Vice President of the Company and Managing Director of RC2 (H.K.) Limited, and Peter A. Nicholson, the Company’s Chief Financial Officer. The New Employment Agreements, which will become effective only upon the consummation of the Offer, and will amend, restate and replace in their entirety the executive officers’ Existing Employment Agreements.

The New Employment Agreements contain substantially similar compensation and benefits for the Company’s executive officers as the compensation and benefits in the Existing Employment Agreements. In addition, as described below, under the New Employment Agreements each executive officer has agreed to waive his or her current rights with respect to accelerated vesting of a portion of his or her outstanding equity awards and in connection with such waiver to have a cash payout for such awards provided in the Merger Agreement placed in an escrow account and to be subject to vesting over a three year period following the

Commencement Date. The balance of the cash value of the executive officers’ equity awards will be paid in cash upon the closing of the Merger as provided in the Merger Agreement.

Under the New Employment Agreements, each executive officer will retain his or her current title and position with the Company. The terms of the New Employment Agreements are four years for Mr. Stoelting, two years for Mr. Henseler and three years for each of Mr. Kilrea, Ms. Lo and Mr. Nicholson unless earlier terminated in accordance with the applicable New Employment Agreement. Base salaries and target levels for annual bonuses will be substantially the same as those under the Existing Employment Agreements as set forth on the table below. Base salaries will be subject to annual increases based on performance, changes in responsibilities and increases in the Consumer Price Index.

		Initial Annual Base
		Salary Under New			Target Bonus Under
	Current Annual	Employment	Current Target		New Employment
Name	Base Salary	Agreement	Bonus(1)		Agreement(1)

Curtis W. Stoelting	$486,720	$486,720	2.25	x	2.25	x
Peter J. Henseler	$486,720	$486,720	2.25	x	2.25	x
Gregory J. Kilrea	$324,480	$360,000	1.75	x	1.75	x
Helena Lo	$324,480	$337,459	1.75	x	1.75	x
Peter A. Nicholson	$324,480	$324,480	1.70	x	1.70	x

(1)	As a multiple of base salary.

Subject to approval by Parent’s stockholders and Parent’s board of directors, each executive officer will be eligible for an equity award covering 200,000 shares of Parent stock for each of Mr. Stoelting and Mr. Henseler, 100,000 shares of Parent stock for Mr. Kilrea and 50,000 shares of Parent stock for each of Ms. Lo and Mr. Nicholson under Parent’s equity plan. The equity awards will vest 50% on each of the second and fourth anniversary of the date of grant. In the event of a change of control of Parent, the equity awards will vest in full. If Parent shareholder approval or Parent board of director approval is not obtained, Parent will provide the executive officer with a long-term cash incentive benefit equal to the Black-Scholes value of the executive officer’s equity award, measured as of the date such cash incentive benefit is granted. Each executive officer will also be entitled to a car allowance, life and disability insurance and certain other fringe benefits commensurate with his position.

All of the equity awards held by the executive officers, including Stock Options, SSARs, cash-settled stock appreciations rights (“CSARs” and, collectively with SSARs, “SARs”) and RSUs, provide for automatic vesting upon the consummation of a change of control, including the consummation of the Offer. Pursuant to the New Employment Agreements, each executive officer has agreed to waive his or her current rights with respect to accelerated vesting of a portion of his or her outstanding equity awards in connection with the consummation of the Offer and the Merger. In connection with such waiver, each executive officer has agreed that a cash amount (the “Rollover Amount”) equal to approximately 78% for each of Mr. Stoelting and Mr. Henseler ($3,500,000 each), 52% for each of Mr. Kilrea and Ms. Lo ($1,000,000 each) and 38% for Mr. Nicholson ($1,000,000), of the cash value of the executive officer’s unvested equity awards which otherwise would have vested and been payable upon the consummation of the Offer will be subject to vesting over a period of three years following the Commencement Date and the unvested amounts will be subject to forfeiture if the executive officer’s employment is terminated by the Company for cause or the executive officer resigns without good reason. Upon consummation of the Merger, the Rollover Amounts will be paid into interest bearing escrow accounts and will vest 20% on the first anniversary of the Commencement Date, 35% on the second anniversary of the Commencement Date and 45% on the third anniversary of the Commencement Date. In the event of a change of control of Parent or the Company, the executive officers will be entitled to the immediate vesting of the then unvested portion of their Rollover Amounts and payment therefor and any interest thereon. In addition, in the event of the death or disability of an executive officer or the termination of an executive officer’s employment by the Company without cause or by the executive officer for good reason, the executive officer will be entitled to the immediate vesting of the then unvested portion of his or her Rollover Amount and payment therefor and any interest thereon. See “Treatment of

Equity Awards” below for more information about the effect of the Transactions on the executive officers’ outstanding equity awards.

RC2 also agreed to reimburse the executive officers in the event that certain additional taxes under Section 409A of the Internal Revenue Code are imposed with respect to the Rollover Amount. The New Employment Agreements also state that if any of the payments to the executive officers would be subject to an excise tax under Section 4999 of the Internal Revenue Code, then the payments due will be reduced by an amount sufficient for RC2 to make the payments without being subject to such excise tax unless the net benefit to the executive officer after payment of the excise tax is greater than the reduced payment amount.

Under the Existing Employment Agreements, the consummation of a change of control such as the Offer triggers enhanced severance benefits if at any time after the occurrence of or in contemplation of a change of control an executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason or if the Existing Employment Agreements are not renewed or extended at the end of its term for reasons other than for cause, disability or death. In such event, an executive officer is entitled to (1) a lump sum payment of three years of base salary, (2) a lump sum payment equal to the greater of 200% of the average annual bonus payments under the Company’s bonus plans or 100% of the current year target bonus amount and (3) continuation of medical, dental, health, disability and life insurance benefits for three years. The New Employment Agreements for Mr. Kilrea, Ms. Lo and Mr. Nicholson substantially retain those severance benefits if employment is terminated by the Company without cause or by the executive officer for good reason on or prior to the second anniversary of the Commencement Date. In such an event, subject to the execution of a release, the executive officer will be entitled to (1) continuation of his or her then effective base salary for 36 months after the date of termination of employment, (2) a payment equal to the greater of (a) 200% of the average incentive bonus payments received by him or her under the Company’s bonus plan or a predecessor annual bonus plan of the Company over the preceding three years or (b) 100% of his or her target bonus under the Company’s bonus plan for the year in which the termination occurs, and (3) continuation of medical, dental, health, disability and life insurance benefits for three years after the date of termination of employment. For Mr. Stoelting and Mr. Henseler, and for Mr. Kilrea, Ms. Lo and Mr. Nicholson after the second anniversary of the Commencement Date, severance benefits under the New Employment Agreements following a termination of employment by the Company without cause or by the executive officer for good reason are less valuable than under their Existing Employment Agreements after a change of control. In such an event, subject to the execution of a release, the executive officer will be entitled to (1) continuation of his or her then effective base salary for 24 months after the date of termination of employment, (2) in the case of Mr. Kilrea, Ms. Lo or Mr. Nicholson, a payment equal to 50% of his or her target bonus under the Company’s bonus plan for the year in which the termination occurs, and (3) continuation of medical, dental, health, disability and life insurance benefits for two years after the date of termination of employment.

In the event of termination of employment for disability or death, benefits under the New Employment Agreements are substantially similar to those under the Existing Employment Agreements. In the event of termination of employment for disability, subject to the execution of a release, the applicable executive officer will be entitled to (1) continuation of his or her then effective base salary for six months after the date of termination of employment, (2) a pro rata portion of any bonus he or she would have been entitled to receive in the year of termination, and (3) continuation of medical, dental, health, disability and life insurance benefits for three years after the date of termination of employment. In the event of termination of employment for death, the applicable executive officer will be entitled to (1) the proceeds from any life insurance, and (2) a pro rata portion of any bonus he or she would have been entitled to receive in the year of termination.

Under the New Employment Agreements, in the event the employment of Mr. Stoelting, Mr. Kilrea, Ms. Lo or Mr. Nicholson is terminated due to non-renewal of the New Employment Agreement at the end of its term, subject to the execution of a release, the executive officer will be entitled to (1) continuation of his or her then effective base salary for 12 months after the date of termination of employment for Mr. Stoelting and 24 months after the date of termination of employment for Mr. Kilrea, Ms. Lo or Mr. Nicholson, (2) a payment equal to 50% of his or her target bonus under the Company’s bonus plan for the year in which the termination occurs for Mr. Kilrea, Ms. Lo or Mr. Nicholson, and (3) continuation of medical, dental, health, disability and life insurance benefits for one year after the date of termination of employment for Mr. Stoelting and two years after the date of termination for Mr. Kilrea, Ms. Lo or Mr. Nicholson.

Under his New Employment Agreement, in the event the employment of Mr. Henseler is terminated due to non-renewal, Mr. Henseler and the Company will enter into a consulting arrangement for a period of one year. During the consulting period, Mr. Henseler agrees to work a maximum of 1,000 hours, will be paid 75% of his then base salary, will be continue to vest in his Rollover Amount and will be entitled to continued medical, dental, health, disability and life insurance benefits.

Pursuant to his New Employment Agreement, each of Mr. Stoelting and Mr. Henseler and their spouses and eligible dependents will be entitled to continued medical benefits after retirement until the later of the executive officer’s or his spouse’s death as long as he makes the same contributions for such medical benefits as active employees. Each of Mr. Stoelting and Mr. Henseler will also be eligible to participate in the Company’s group life, disability and dental coverage after retirement until his death provided that he pays 100% of the cost of such coverage.

The New Employment Agreements contain customary noncompetition, nonsolicitation and nondisclosure covenants on the part of each of the executive officers.

The foregoing description of the New Employment Agreements does not purport to be complete and is qualified by reference to the New Employment Agreements, copies of which are filed as Exhibits (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) to this Schedule 14D-9 and are incorporated herein by reference.

Treatment of Equity Awards.

The Company’s outside directors hold Stock Options and Restricted Stock issued under the Company’s stock incentive plans. The Company’s executive officers hold Stock Options, SARs (including both SSARs and CSARs) and RSUs issued under the Company’s stock incentive plans. The Merger Agreement provides that at the Effective Time (except as provided in the New Employment Agreements or the Other Employment Related Agreements):

•	each outstanding share of Restricted Stock will become fully vested and free of restrictions and upon the consummation of the Merger be converted into the Merger Consideration in accordance with the terms of the Merger Agreement;

•	each RSU outstanding immediately prior to the Effective Time will be canceled in full and the holder thereof will be entitled to receive in consideration for such cancellation a cash payment equal to the product of the target number of shares of Common Stock that are subject to such RSU immediately prior to the Effective Time multiplied by the Merger Consideration; the payment to be payable by the Surviving Corporation immediately following the Effective Time (or, if such RSU is subject to Section 409A of the Internal Revenue Code of 1986, as amended, at such later date provided for by the terms of such RSU); and

•	each Stock Option and each SAR outstanding immediately prior to the Effective Time, whether or not vested, will be canceled in full and cease to exist and the holder thereof will be entitled to receive in consideration for such cancellation a cash payment equal to the product of the total number of shares of Common Stock that are subject to such Stock Option or SAR immediately prior to the Effective Time, multiplied by the amount by which the Merger Consideration exceeds the exercise price per share of Common Stock subject to such Stock Option or SAR, without any interest and less any applicable withholding of taxes. If the exercise price per share of Common Stock subject to such Stock Option or SAR is equal to or greater than the Merger Consideration, the Stock Option or SAR will be canceled without any cash payment.

The table below sets forth the value of the payout each outside director will receive upon the Effective Time for outstanding equity awards under the Company’s stock incentive plans:

		Cash Payment for	Cash Payment for
	Value of Restricted	Vested Stock	Unvested Stock
Name	Stock at Offer Price	Options	Options	Total

John S. Bakalar	$279,279	$399,915	—	$679,194
Joan K. Chow	$114,390	—	—	$114,390
Thomas M. Collinger	$279,279	$1,108	—	$280,387
Robert E. Dods	$279,279	—	—	$279,279
Linda A. Huett	$279,279	—	—	$279,279
Michael J. Merriman, Jr.	$279,279	—	—	$279,279
Paul E. Purcell	$279,279	$51,763	—	$331,042
John J. Vosicky	$279,279	$100,515	—	$379,794

All of the equity awards held by the executive officers, including Stock Options, SARs and RSUs, provide for automatic vesting upon the consummation of a change of control, including the consummation of the Offer. As described above under “New Employment Agreements”, pursuant to the New Employment Agreements, each executive officer has agreed to waive his or her current rights with respect to accelerated vesting of a portion of his or her outstanding equity awards. In connection with such waiver, each executive officer has agreed that his or her applicable Rollover Amount will be placed in an escrow account and be subject to vesting over a three year period following the Commencement Date. The balance of the cash value of the executive officers’ equity awards will be paid in cash upon the closing of the Merger as provided in the Merger Agreement. The table below sets forth the value of the payout each executive officer will receive upon the Effective Time for outstanding equity awards under the Company’s stock incentive plans, including the Rollover Amounts that will be placed in escrow, and amounts that will be paid upon closing of the Merger:

	Cash at	Value of				Cash at
	Closing for	Unvested		Total Value		Closing for	Total Cash
	Vested Stock	Stock	Value of	of Unvested		Unvested	at Closing
	Options and	Options and	Unvested	Equity	Rollover	Equity	For Equity
Name	SARs	SARs(1)	RSUs(1)	Awards(1)	Amount	Awards	Awards

Curtis W. Stoelting	$7,060,193	$3,286,047	$1,227,600	$4,513,647	$3,500,000	$1,013,647	$8,073,840
Peter J. Henseler	$5,563,193	$3,286,047	$1,227,600	$4,513,647	$3,500,000	$1,013,647	$6,576,840
Gregory J. Kilrea	$1,356,390	$1,505,047	$432,450	$1,937,497	$1,000,000	$937,497	$2,293,887
Helena Lo	$2,106,667	$1,505,047	$432,450	$1,937,497	$1,000,000	$937,497	$3,044,164
Peter A. Nicholson	$2,476,047	$2,063,847	$585,900	$2,649,747	$1,000,000	$1,649,747	$4,125,794

(1)	Value based on the Offer Price.

Director and Officer Exculpation, Indemnification and Insurance.

The Company’s By-Laws provide that, unless prohibited by the DGCL, as in effect from time to time, the Company shall, to the fullest extent it is empowered to do so, indemnify any person who was or is made a party or is threatened to be made a party or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (each, an “Action”), other than in certain limited circumstances, because he or she is or was a director or officer of the Company, or because he or she is or was a director or officer of the Company and is or was serving at the request of the Company as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust or other enterprise. Under Section 145 of the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

With respect to actions by or in the right of the corporation as a derivative action, Section 145 of the DGCL provides that a corporation may indemnify directors, officers and other persons as described above, except if such person has been adjudged to be liable to the corporation, unless the court in which such action or suit was brought determines in view of all of the circumstances of the case that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made (1) by the Company Board by a majority vote of a quorum consisting of directors who are not parties to the subject Action; (2) if such quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the affirmative vote of a majority of the shares entitled to vote thereon.

The Company’s Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, as in effect from time to time, a director will not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director. Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit a director’s personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) with respect to any transaction from which the director derived an improper personal benefit.

Under the Merger Agreement, the Company, Tomy and the Purchaser have agreed that all rights to exculpation, indemnification advance and reimbursement of expenses provided to present or former directors of officers of the Company under the Company’s Amended and Restated Certificate of Incorporation, By-Laws or other agreements disclosed to Parent, with respect to acts or omissions arising on or before to the Effective Time, will continue in full force and effect following the Effective Time. Additionally, under the Merger Agreement, Tomy has agreed from the Effective Time, Tomy shall cause the Surviving Corporation to comply with its obligations that correspond to such rights from and after the Effective Time.

Under the Merger Agreement, Tomy has agreed to cause to be maintained in effect for six years from the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to acts or omissions arising on or before the Effective Time; provided, however, that Tomy may substitute policies of substantially equivalent coverage and amounts containing terms no less favorable to such directors or officers; provided further, however, that, after the Effective Time, Tomy shall not be required to pay annual premiums in excess of 250% of the last annual premium for the Company’s existing policies in respect of the coverages required to be obtained pursuant to the Merger Agreement. The Company may purchase, prior to the Offer Closing Date (as defined in the Merger Agreement), or Tomy may purchase or cause the Company to purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to acts or omissions occurring at or before the Effective Time, covering without limitation the merger and related transactions; provided that the cost of such “tail” policy purchased by the Company prior to the Offer Closing Date shall not exceed 250% of the last annual premium paid by the Company for directors’ and officers’ liability insurance and fiduciary liability insurance. If such “tail” prepaid policy has been obtained, from and after the Effective Time Tomy shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations under such policy to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance pursuant to the Merger Agreement.

Employee Benefit Matters.

The Merger Agreement provides that, for a period of one year following the Effective Time, Parent will cause the Surviving Corporation and each of its subsidiaries to provide to those individuals employed by the Surviving Corporation or by one or more of such subsidiaries as of the Effective Time salary and benefits under employee benefit plans (other than defined benefit pension plans, plans providing for retiree medical benefits, incentive pay plans, plans that provide equity-based compensation and plans that provide for payments or benefits upon a change in control) which are substantially no less favorable in the aggregate than the benefits provided by the Company and any of its subsidiaries to such employees under the Company’s employee benefit as in effect immediately before the Effective Time (excluding defined benefit pension plans, plans providing for retiree medical benefits, incentive pay plans, plans that provide equity-based compensation and plans that provide for payments or benefits under a change in control); provided, however, that any such employee covered by a collective bargaining agreement are not subject to this provision, and instead will be subject to the applicable collective bargaining agreement. The Merger Agreement also provides that employees of the Company and its subsidiaries will generally receive credit for co-payments and deductibles paid in respect of the plan year in which the Effective Time occurs, waive any pre-existing condition exclusion which was waived under the terms of any employee benefit plan of Surviving Corporation and waive any waiting periods (other than any waiting periods not satisfied under any of Surviving Corporation’s welfare benefit plans).

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation.

At a meeting of the Company Board held on March 10, 2011, at which all of the members of the Company Board were present, the Company Board by a unanimous vote of those voting (three directors recused themselves and did not vote) adopted resolutions (i) determining that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the New Employment Agreements (the Offer, the Merger and such other transactions are collectively referred to herein as the “Transactions”) are advisable, fair to, and in the best interests of RC2’s stockholders, (ii) approving and adopting the Merger Agreement and the Transactions, including for purposes of Section 203 of the DGCL, (iii) recommending that RC2’s stockholders accept the Offer, tender their shares of Common Stock into the Offer, and approve and adopt the Merger Agreement to the extent required by applicable law. Accordingly, and for the other reasons described in more detail below, the Company Board recommends, by the unanimous vote of the directors who voted, that RC2’s stockholders accept the Offer and tender their shares of Common Stock into the Offer and, if necessary, approve and adopt the Merger Agreement.

A letter to the Company’s stockholders communicating the Company Board’s recommendation has been filed herewith as Exhibit (a)(2) and is incorporated herein by reference.

(b)	Background and Reasons for the Recommendation.

Background of the Transaction

The following chronology summarizes the key meetings and events that led to the Company’s signing of the Merger Agreement. In this process, the Company held many conversations, both by telephone and in-person, about possible strategic alternatives. The chronology below covers only the key events leading up to the Merger Agreement and does not purport to catalogue every conversation among representatives of the Company or between the Company and other parties.

As part of RC2’s ongoing strategic planning process, the Company Board and members of its management have regularly reviewed and evaluated its business and operations, competitive position, and strategic plans and alternatives with a goal of enhancing stockholder value. Part of the Company’s growth strategy has included acquiring strategically complementary businesses or new platforms for growth, but in recent years the Company has found it challenging to identify and complete attractive acquisition opportunities to meet the Company’s growth plans. In addition, the Company faces risks and uncertainties arising from obtaining new licenses for attractive properties, renewing existing licenses, and the performance of its new product lines.

Over the past few years, the Company has received several inquiries and has engaged in discussions regarding a potential acquisition of the Company with interested third parties.

In April 2010, Curtis W. Stoelting, the Company’s Chief Executive Officer, received an inquiry from the Chief Executive Officer of a company in RC2’s industry (“Strategic Company A”) proposing a meeting to discuss a potential acquisition of RC2.

During a regularly scheduled meeting of the Company Board held on May 6, 2010, which was attended by the Company’s outside legal counsel, Reinhart Boerner Van Deuren s.c. (“Reinhart”), Mr. Stoelting reported on Strategic Company A’s inquiry. Representatives of Robert W. Baird & Co. Incorporated (“Baird”) participated by phone for this part of the meeting. Although the Company Board did not make any determination at that time to proceed with a sale of the Company or pursue any other strategic alternative, it did authorize management to meet with representatives of Strategic Company A to determine its level of interest in a transaction.

On May 21, 2010, Mr. Stoelting had a preliminary meeting with Strategic Company A’s Chief Executive Officer to discuss a potential transaction.

On May 25, 2010, the Company Board held a telephonic meeting, which was attended by a representative of Reinhart, at which Mr. Stoelting discussed his meeting with Strategic Company A’s Chief Executive Officer.

On June 1, 2010, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart, at which the Board discussed Strategic Company A’s inquiry, various valuation methods and parameters for the Company and the Company’s strategic alternatives.

The Company Board held another telephonic meeting on June 9, 2010, which was attended by representatives of Baird and Reinhart, at which it further discussed Strategic Company A’s inquiry. At this meeting, the Company Board and its advisers reviewed the Company’s business plan and prospects, discussed various strategic alternatives, including a possible sale to a strategic buyer or a financial buyer, discussed valuation considerations, and discussed whether it was an appropriate time to explore a sale of the Company or other strategic alternatives. The Company Board’s view was that a financial buyer would not be likely to generate sufficient synergies to offer an adequate price, and that if the Company were to consider a sale, a strategic buyer such as Strategic Company A would be more likely to offer an adequate price. The Company Board decided that it would only provide public information to Strategic Company A at this point while it determined Strategic Company A’s level of interest and the Company gathered additional information regarding a potential transaction.

On July 7, 2010, Company management and representatives of Baird met with Strategic Company A’s management and financial adviser to discuss RC2’s business, based on publicly available information, and Strategic Company A’s interest in a transaction with RC2. At this meeting, RC2 requested that Strategic Company A provide a due diligence request list.

On July 13, 2010, Strategic Company A delivered a preliminary due diligence request list to the Company that included requests for confidential information and a proposed form of confidentiality agreement.

On July 19, 2010, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart. At this meeting, the Company Board reviewed Strategic Company A’s due diligence request and the status of discussions with Strategic Company A. The Company Board supported continued discussions with Strategic Company A and access by Strategic Company A to confidential due diligence information upon execution of an acceptable confidentiality agreement. The Company Board again reviewed strategic alternatives, valuation considerations and whether it was the right time to consider a sale of the Company, and decided that discussions with Strategic Company A could continue although no decision had been made to pursue a sale of the Company.

Later in the day on July 19, 2010, Mr. Stoelting contacted Strategic Company A’s Chief Executive Officer to discuss the confidentiality agreement.

On August 9, 2010, the Company entered into a confidentiality agreement with Strategic Company A and thereafter the Company provided Strategic Company A with various documents and information. During the remainder of August 2010 and into September 2010, Strategic Company A proceeded with its due diligence review of the Company.

On August 27, 2010, Tomy’s President and Chief Executive Officer, Kantaro Tomiyama, contacted Mr. Stoelting to propose a meeting to discuss a potential relationship or joint venture between RC2 and Tomy.

On September 21, 2010, Strategic Company A submitted an initial indication of interest for an acquisition of the Company for $21 to $23 per share in cash. This initial indication of interest did not include any value for the Company’s Chuggington product line, as Strategic Company A believed that this product line presented valuation challenges due to its recent launch. Strategic Company A also requested that RC2 consent to a meeting by Strategic Company A with a key licensor.

On September 24, 2010, at a telephonic meeting of the Company Board, which was attended by representatives of Baird and Reinhart, Mr. Stoelting reviewed the status of discussions with Strategic Company A and the terms of the September 21, 2010 letter. He noted potential issues with the valuation provided by Strategic Company A, including how it addressed the Chuggington product line. The Company Board, in consultation with management and its advisors, considered Company’s A’s request to meet with the third party licensor to discuss the combination of RC2 and Strategic Company A and determined not to provide such a consent at this time due to the risks of consenting to such a meeting, including the adverse effects that such a meeting may have on RC2’s standalone business. The Company Board instructed management and Baird to meet with Strategic Company A to provide additional information to address the concerns of Strategic Company A relating to the valuation of the Chuggington product line.

On September 29, 2010, Company management and representatives of Baird met with Strategic Company A’s management and financial adviser to provide additional information regarding the Company’s business and the Chuggington product line.

On September 30, 2010, Company management participated in an introductory meeting with members of Tomy’s management.

On October 7, 2010, Mr. Tomiyama contacted Mr. Stoelting to arrange a follow-up meeting between RC2’s senior executives and Tomy’s senior executives.

On October 8, 2010, Strategic Company A submitted a revised indication of interest for an acquisition of the Company for $23 to $28 per share including a value for the Chuggington product line. Strategic Company A attributed the breadth of this range to uncertainties, including the performance of the newly launched Chuggington product line.

On October 10, 2010, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart. At this meeting, Mr. Stoelting provided an update on the most recent discussions with Strategic Company A and noted continued issues with the valuation provided by Strategic Company A. The Company Board discussed whether it was the right time to consider a sale of the Company and the risks relating to a sale process for the Company, including diversion of management’s time and attention, risk of premature public disclosure and competitive risks if there was a premature public disclosure of a potential transaction or if a potential buyer spoke to key customers, licensors or other business partners as part of its due diligence. The Company Board’s view was that a proposal would need to offer a compelling value to the Company’s stockholders to move forward. The Company Board instructed Mr. Stoelting to ask Strategic Company A to narrow and increase its valuation range and to more clearly define its assumptions at each end of the range.

On October 17, 2010, Mr. Stoelting called Strategic Company A’s Chief Executive Officer to provide feedback on its October 8 indication of interest, including the Company Board’s request to narrow and increase its valuation range.

On October 21, 2010, senior executives from Tomy, including Mr. Tomiyama, met with senior executives from RC2, including Mr. Stoelting. At this meeting, Mr. Tomiyama indicated that Tomy was interested in exploring a strategic alliance between RC2 and Tomy and requested a meeting in Tokyo for further discussions.

On October 26, 2010, Strategic Company A’s Chief Executive Officer contacted Mr. Stoelting and narrowed Strategic Company A’s range to $24 to $26 per share.

On October 29, 2010, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart. At this meeting, Mr. Stoelting reported on the status of discussions with Strategic Company A. After discussion of the status of Strategic Company A’s proposal and the Company’s business plan and prospects and valuation considerations, the Company Board determined that Strategic Company A’s range was still inadequate and the level of Strategic Company A’s interest at the higher end of its range was uncertain. The Company Board decided to cease discussions with Strategic Company A unless it would increase its proposed valuation range. The Company Board also discussed Tomy’s inquiry about a strategic alliance, and authorized management to participate in further discussions with Tomy.

On November 1, 2010, Mr. Stoelting had a call with Strategic Company A’s Chief Executive Officer to discuss RC2’s position on the valuation range. When Strategic Company A’s Chief Executive Officer indicated that he did not think that the valuation range could be increased, Strategic Company A indicated that it would suspend the discussions.

On November 9, 2010, RC2 entered into the Confidentiality Agreement with Tomy and thereafter the Company provided Tomy with various documents and information.

On November 10 and 11, 2010, Company management attended meetings in Tokyo with Tomy’s management. During these meetings, Tomy proposed entering into discussions for an acquisition of RC2 by Tomy. Tomy also asked the Company to enter into an exclusivity agreement prohibiting the Company from discussing a transaction with other parties for a specified period of time.

On November 15, 2010, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart. At this meeting, Mr. Stoelting updated the Company Board on the discussions with Tomy in Tokyo, including Tomy’s proposal to discuss an acquisition of RC2 by Tomy and Tomy’s request for an exclusivity agreement. The Company Board authorized further discussions, but would not agree to provide Tomy with an exclusivity agreement. The Company Board also instructed Mr. Stoelting to let Strategic Company A know that the Company was having discussions with another party, which he did on November 16, 2010.

On November 29, 2010, Tomy submitted an initial indication of interest for an acquisition of the Company for $26 to $27 per share in cash. Tomy also reiterated its request for an exclusivity agreement with Tomy and indicated it would need an additional 50 days to complete due diligence. The indication of interest also provided that the acquisition would not be subject to a financing condition and was accompanied by highly confident letters from two debt financing sources.

On December 1, 2010, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart. The Company Board reviewed the status of the discussions and had a discussion with representatives of Baird regarding the Company’s business plan and prospects, various strategic alternatives and various valuation considerations. The Company Board reviewed Tomy’s initial indication of interest and valuation range of $26 to $27 per share. Mr. Stoelting reported that Strategic Company A had backed away from the process. The Company Board authorized continued discussions with Tomy regarding a potential transaction and instructed Baird to inform Tomy’s financial adviser, Merrill Lynch Japan Securities, Ltd. (acting through its affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as appropriate, “BofA Merrill Lynch”), that Tomy’s preliminary proposal was inadequate. The Company Board also instructed Mr. Stoelting to attempt to reengage Strategic Company A at a higher valuation.

Later in the day on December 1, 2010, representatives of Baird contacted BofA Merrill Lynch to provide RC2’s reaction to Tomy’s indication of interest and indicated that the $26 to $27 per share range was not sufficient to provide a basis for continued discussions.

On December 6, 2010, BofA Merrill Lynch, on behalf of Tomy, contacted Baird and orally revised Tomy’s preliminary range to $27 to $28.50 per share. Tomy asked again that the Company enter into an exclusivity agreement with Tomy.

On December 8, 2010, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart. Representatives of Baird summarized discussions they had with representatives of BofA Merrill Lynch, including the revised range of $27 to $28.50 per share. The Company

Board discussed going back to Tomy and getting greater clarity on Tomy’s assumptions behind its range and determining Tomy’s key due diligence issues and timing. The Company Board also did not agree to enter into an exclusivity agreement with Tomy.

Later that day, representatives of Baird communicated to BofA Merrill Lynch that the Company would be willing to provide Tomy and its advisors the opportunity to conduct due diligence on the Company to enable Tomy to refine its valuation and submit a revised proposal to the Company.

On December 10, 2010, the Company gave Tomy access to an electronic data room to facilitate its due diligence review. During the balance of December 2010 and January 2011, Tomy and its advisers, including Tomy’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), continued their due diligence review of the information in RC2’s electronic data room, and held meetings and discussions with RC2 and its advisers.

From December 21 to 23, 2010, Company management, along with representatives of Baird, attended meetings in Chicago with management of Tomy and Tomy’s strategic, legal, financial and accounting advisors. During these meetings, the Company provided Tomy with due diligence information, including a review of RC2’s strategy, operations and financial performance.

From January 6 to 7, 2011, Company management attended meetings with management of Tomy in Hong Kong to provide further information on the Company’s international business and sourcing.

On January 12, 2011, Mr. Stoelting met with Strategic Company A’s Chief Executive Officer and Chief Financial Officer and informed them that the Company was getting serious interest from another party.

On January 14, 2011, the Company provided Tomy and its advisors with its preliminary 2010 financial results.

On January 18, 2011, BofA Merrill Lynch, on behalf of Tomy, contacted representatives of Baird to indicate that Tomy had revised its proposed price to $27.50 per share. Tomy indicated that its revised offer was subject to RC2’s management entering into new employment agreements and agreeing to a deferral arrangement with respect to a portion of their equity interest in RC2. Tomy also indicated that its revised offer was subject to obtaining consents from certain of the Company’s key licensors.

On January 19, 2011, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart. Representatives of Baird reviewed the discussions they had with representatives of BofA Merrill Lynch regarding Tomy’s proposed price, including Tomy’s most recent proposal of $27.50 per share. Representatives of Baird also discussed valuation considerations, including stock price performance, financial profile, selected analyst estimates and commentary, business performance and outlook by product line, and various other valuation methods and metrics. The Company Board reviewed the status of Tomy’s due diligence review. The Company Board also discussed Tomy’s request that RC2’s management enter into new employment agreements and agree to a deferral arrangement with respect to a portion of their equity interest in RC2. The Company Board determined that, notwithstanding Tomy’s request, no new agreements would be entered into with management in response to these requests until after Tomy and RC2 reached an understanding of the per share price for a transaction and the basic transaction terms. The Company Board authorized Baird and management to go back to Tomy’s advisers to request that Tomy improve its offer, to contact Strategic Company A to update it on status and seek to have Strategic Company A reengage in discussions, and to contact another potential strategic bidder in the Company’s industry (“Strategic Company B”) to ask if Strategic Company B would be interested in discussing a potential transaction.

On January 19, 2011, recognizing that the process could require frequent interactions between members of the Company Board and the Company’s management and legal and financial advisers without significant advance notice, the Company Board also resolved to form an informal, ad hoc negotiating committee (the “Negotiating Committee”) comprised of three independent directors with experience in merger and acquisition transactions. The members of the Negotiating Committee were John S. Bakalar, Robert E. Dods and Michael J. Merriman, Jr. The Negotiating Committee was authorized to provide guidance and oversight to the Company’s management and legal and financial advisers in connection with a potential strategic transaction.

The full Company Board remained responsible for significant deliberations regarding, and ultimate approval of, any transaction that may develop.

On January 19, 2011, Mr. Stoelting contacted Strategic Company A to determine if it would like to resume discussions regarding a potential acquisition of RC2. Strategic Company A, which was still subject to a confidentiality agreement, was given access to an electronic data room on January 20, 2011, to update its due diligence.

On January 20, 2011, representatives of Baird discussed Tomy’s proposed price of $27.50 per share with BofA Merrill Lynch, and indicated that RC2 was not prepared to proceed at that price. BofA Merrill Lynch indicated that the Tomy Board did not give authority to go above $27.50 per share. BofA Merrill Lynch also stated that Tomy would not continue to expend time and effort on a transaction without an exclusivity agreement.

On January 21, 2011, Mr. Stoelting contacted Strategic Company B’s Chief Executive Officer to determine if Strategic Company B would be interested in discussing a potential acquisition of RC2.

On January 24, 2011, Baird received further input from BofA Merrill Lynch following a Tomy Board of Directors meeting that day. BofA Merrill Lynch indicated that the Tomy Board had agreed to increase its offer price to $27.80 per share, subject to the same conditions as its January 18 proposal. BofA Merrill Lynch, on behalf of Tomy, further indicated that this revised price was Tomy’s best and final offer.

On January 25, 2011, Company management met with Strategic Company B’s management to discuss RC2 business, based on publicly available information, and Strategic Company B’s interest in a transaction with RC2. On January 26, 2011, Strategic Company B’s Chief Executive Officer contacted Mr. Stoelting to inform him that Strategic Company B was not interested in pursuing an acquisition of RC2.

On January 26, 2011, the Company Board held two telephonic meetings, which were attended by representatives of Baird and Reinhart. Representatives of Baird provided an update on the discussions with Strategic Company A and Strategic Company B. Representatives of Baird also summarized its discussions with BofA Merrill Lynch regarding Tomy’s increased price of $27.80 per share and the transaction structure and certain terms. Representatives of Baird had indicated to BofA Merrill Lynch that the proposed price was not sufficient and indicated that the Company was conducting conversations with other interested parties. Representatives of Baird indicated that the Company would present a draft of a merger agreement to Tomy to determine if there was agreement on the basic terms of a transaction. After further discussion, the representatives of Baird, Mr. Stoelting, Mr. Henseler and Mr. Purcell left the meeting to permit further discussion by the remaining Board members and a representative of Reinhart. The Company Board then instructed management and its advisors to obtain additional information regarding Tomy’s financing, the terms of a proposed merger agreement, and an improved offer price and to reject Tomy’s request for exclusivity.

Later in the day on January 26, 2011, representatives of Baird informed BofA Merrill Lynch that the Company was in discussions with another party regarding a possible transaction and that Tomy’s increased offer price was not sufficient.

On January 27, 2011, Reinhart sent to Skadden a proposed form of merger agreement providing for an acquisition by Parent of the Company through a single step merger. Following receipt of the draft agreement, representatives of BofA Merrill Lynch, on behalf of Tomy, asked Baird to acknowledge that the $27.80 purchase price was Tomy’s best and final offer before Tomy would discuss the terms of a merger agreement.

On January 28, 2011, representatives of Baird responded to Tomy’s January 27 request, indicating that the Company could not confirm that $27.80 was sufficient or viewed by RC2 as Tomy’s best or final offer.

On January 31, 2011, Strategic Company A contacted Mr. Stoelting and suggested a range of $25 to $27 per share, raised a number of due diligence questions (including due diligence with certain third party licensors) and suggested a timeline of six to eight weeks to complete due diligence and reach an agreement. Representatives of Strategic Company A’s financial adviser contacted representatives of Baird this same day with that suggested price range.

On January 31, 2011, BofA Merrill Lynch, on behalf of Tomy, informed representatives of Baird of Tomy’s unwillingness to continue further discussions in light of the lack of agreement on price and the Company’s ongoing discussions with a third party and requested that the Company provide a comprehensive outline of the terms on which it was prepared to consider a transaction before Tomy would engage in further discussions.

On February 1, 2011, representatives of Baird contacted Strategic Company A’s financial adviser and indicated that Strategic Company A’s valuation range was lower than another interested party’s proposal.

On February 1, 2011, the Company Board held a telephonic meeting, which was attended by representatives of Baird and Reinhart. Representatives of Baird provided an update on the status of discussions regarding the price and other terms proposed by Tomy. The Company Board also discussed the possibility of a further market check prior to signing a merger agreement and the possibility of undertaking a “go-shop” process. The Company Board after consulting with management and its advisors, discussed that Strategic Company A and Strategic Company B were the two potential strategic bidders most likely to be able to make a proposal that would be competitive with Tomy’s proposal, and that no financial bidder would be likely to have sufficient synergies to be competitive. In addition, the Company Board considered that a broader market check before signing a definitive agreement would likely be more disruptive of management’s time and attention, increase the risk of premature disclosure and damage to the Company’s business and, based on statements by Tomy and its advisors, put the existing proposal by Tomy at risk. Based on these considerations, and after further consultation with its advisors, the Company Board authorized further discussions with Tomy and its advisers regarding a “go-shop” process. Mr. Stoelting also provided an update on the status of discussions with Strategic Company A. The Company Board instructed Baird to go back to Strategic Company A to increase its proposed price, accelerate its timetable and provide more certainty on its proposed due diligence requests.

On February 3, 2011, representatives of Baird contacted Strategic Company A’s financial adviser regarding the open issues raised by the Company Board. Strategic Company A’s financial adviser responded that Strategic Company A understood its valuation range was lower than another interested party’s proposal, that it believed its proposed range of $25 to $27 represented full value and that it would not modify its proposed range, and that Strategic Company A would no longer participate in the process relating to a possible acquisition of the Company.

On February 4, 2011, representatives of Baird reported on the results of its discussions with Strategic Company A to the Negotiating Committee (on behalf of the Company Board), management and Reinhart.

On February 7, 2011, the Company Board, along with representatives of Baird and Reinhart, conducted a telephonic meeting. The Company Board discussed the status of discussions with Tomy and Strategic Company A, the lack of interest from Strategic Company B, and discussed other potential strategic bidders. The Company Board, after consultation with management and representatives of Baird, discussed how RC2 and its advisers had already contacted the two most likely strategic bidders to top Tomy’s proposed price in an effort to test the market. Representatives of Baird then had a discussion with the Company Board regarding valuation and the “go-shop” process and its use in recent transactions involving strategic buyers. Reinhart led an extensive discussion of the Company Board’s fiduciary duties to RC2’s stockholders in this context. The Company Board then conducted an executive session, without Mr. Stoelting, Mr. Henseler and Mr. Purcell, to review and discuss of the process to date. The Company Board determined that Baird should go back to BofA Merrill Lynch with a price of $28.85 per share, and indicate that the Company would need to conduct a further review of alternatives through the use of a “go-shop” process.

Later in the day on February 7, 2011, representatives of Baird contacted BofA Merrill Lynch with RC2’s proposed price of $28.85 per share, together with a request for a 45-day “go-shop” period, a two tiered breakup fee, a shortened period of due diligence and additional information regarding Tomy’s financing. BofA Merrill Lynch responded that $27.80 was Tomy’s best and final price and requested that RC2 agree to a period of exclusivity for Tomy. BofA Merrill Lynch also raised concerns about the “go-shop” process.

On February 10, 2011, representatives of Baird had a further conversation with BofA Merrill Lynch in which BofA Merrill Lynch indicated that after further discussion with the Tomy Board, Tomy would agree to raise its price to $27.89 per share, but only on the condition that the Company enter into a binding exclusivity undertaking for the benefit of Tomy while the remaining negotiation of the definitive documentation and diligence occurred and that there not be a “go-shop” in connection with the transaction. On that same date, representatives of Baird communicated to BofA Merrill Lynch that, while RC2 understood that Tomy had not agreed to a “go-shop,” Reinhart would prepare a form of merger agreement that provided for the terms of RC2’s requested “go-shop.”

On February 11, 2011, the Company Board, along with representatives of Baird and Reinhart, conducted a telephonic meeting. Representatives of Baird reported on their discussions with BofA Merrill Lynch. The Company Board was concerned that Tomy may halt discussions if RC2 did not allow a short exclusivity period. The Company Board after consulting with its advisors, decided to continue to push for a “go-shop.” In addition, the Company Board told management that, despite Tomy’s continuing requests, the Company Board’s position relating to post-transaction employment arrangements remained as articulated at the January 19, 2011 meeting of the Company Board. A representative of Reinhart discussed the Company Board’s fiduciary duties to RC2’s stockholders.

Later in the day on February 11, 2011, Reinhart sent to Skadden a revised form of merger agreement with provisions for a “go-shop” period of 35 days following the date of the definitive merger agreement, subject to extension for an additional 20 days in limited circumstances. This form provided for a single step merger transaction.

On February 14, 2011, on Tomy’s behalf, BofA Merrill Lynch sent Tomy’s proposed terms for a “go-shop” provision and termination fees to Baird and proposed that the transaction be structured as a tender offer followed by a merger. Tomy proposed a “go-shop” period of 25 days following the date of the definitive merger agreement.

On February 15, 2011, the Negotiating Committee, along with Ms. Huett, Mr. Purcell, and representatives of Baird and Reinhart, conducted a telephonic meeting to discuss Tomy’s proposal. The Negotiating Committee decided to go back to Tomy with a counterproposal relating to the “go-shop” and termination fees.

On February 16, 2011, the Negotiating Committee, along with Mr. Stoelting, Mr. Henseler, Mr. Purcell and representatives of Baird and Reinhart conducted a telephonic meeting. Representatives of Baird reported on their discussions with BofA Merrill Lynch. BofA Merrill Lynch indicated that Tomy did not wish to discuss other aspects of the transaction unless the Company agreed to the price proposed by Tomy. Executives of Tomy had also indicated to executives of the Company that Tomy could select other potential parties to enter the U.S. market, that the Tomy Board felt that the price proposed is fair and that if the Company was not ready to move forward, Tomy would move on to discuss transactions with other parties. Members of Company management reported that executives from Tomy had indicated to them that Tomy would like to quickly proceed and that additional price increases would not be viewed favorably by the Tomy Board. The Negotiating Committee instructed Baird to propose to BofA Merrill Lynch a resolution to the various issues being discussed, including the period for the go-shop, termination fees and a purchase price of $28 per share.

Later in the day on February 16, 2011, representatives of Baird communicated to BofA Merrill Lynch the request that Tomy increase its price to $28.00 per share and sent to BofA Merrill Lynch the Company’s response to the proposed terms for the “go-shop,” including proposing a “go-shop” period of 30 days, subject to extension for an additional 20 days in limited circumstances. The Company agreed that the transaction would be structured as a tender offer followed by a merger, but required that the tender offer would not expire until the end of the “go-shop” period.

On February 17, 2011, BofA Merrill Lynch, on behalf of Tomy, informed representatives of Baird that Tomy would increase its price to $27.90 per share but would not be receptive to any price above $27.90 per share, would accept a 30-day “go-shop” period and requested that the extension of the “go-shop” be limited to 15 days rather than 20 days. BofA Merrill Lynch conveyed further that Tomy required an exclusivity undertaking from RC2 in exchange for these concessions.

Later in the day on February 17, 2011, the Company Board, along with representatives of Baird and Reinhart, conducted a telephonic meeting. Representatives of Baird summarized Tomy’s response to the

Company’s latest proposal as communicated by BofA Merrill Lynch. Representatives of Baird then reviewed with the Company Board various pricing, valuation and premium analyses. The Board also discussed various other strategic alternatives. At this point, the representatives of Baird, Mr. Stoelting, Mr. Henseler and Mr. Purcell left the meeting. A representative of Reinhart further discussed the Board’s fiduciary duties and the process to date. The Company Board, in consultation with its advisors, discussed Tomy’s proposal, the terms of the “go-shop” and termination fees, together with other terms of the transaction, and determined that it would be reasonable to grant a limited period of exclusivity to Tomy in exchange for Tomy’s concessions in its last proposal both to increase the price and to include an extension period to the “go-shop.”

On February 18, 2011, the Company and Parent agreed preliminarily on the price of $27.90 per share, the basic terms of the “go-shop,” including a “go-shop” period of 30 days, subject to extension for an additional 15 days in limited circumstances, and termination fees.

On February 24, 2011, Skadden sent to Reinhart a revised draft of the definitive merger agreement which provided for a tender offer followed by a merger and included terms for the “go-shop.”

On February 24, 2011, BofA Merrill Lynch provided Baird with a draft of Tomy’s financing commitment. Also, on February 24, 2011, Tomy and the Company executed an exclusivity letter.

On March 1, 2011, Reinhart sent to Skadden comments on the draft of the merger agreement.

On March 2, 2011, at a regular meeting of the Company Board, which was attended by representatives of Baird and Reinhart, Mr. Stoelting provided an update on the status of discussions with Tomy.

Between March 3 and March 10, 2011, Skadden and Reinhart negotiated the remaining terms of the merger agreement. During this period, Tomy and its advisors also negotiated the terms of the employment and equity deferral arrangements with the Company’s senior management and their legal advisors.

Between March 3, 2011 and March 7, 2011, representatives of the Company and Parent held discussions with a few of the Company’s key licensors to determine their reaction to a potential acquisition of the Company by Parent.

On March 8 and March 9, 2011, representatives of the Company and Parent and their respective advisers conducted telephone calls to review the status of due diligence and the transaction documents.

The Company Board held a meeting by telephone on March 10, 2011, with representatives of Baird and Reinhart attending. Reinhart advised the Company Board of its fiduciary duties in connection with the potential transaction and then reviewed the proposed terms of the Merger Agreement. Representatives of Baird made a financial presentation to the Company Board, and responded to questions from members of the Company Board with respect to this information and the financial aspects of the transaction. At the conclusion of its presentation, Baird delivered an oral opinion, confirmed in writing by an opinion dated March 10, 2011, as to the fairness, from a financial point of view, to the holders of shares of Common Stock (other than Parent and its affiliates) of the consideration to be received by such holders pursuant to the Merger Agreement, as of March 10, 2011 and based upon and subject to the assumptions, limitations, qualifications and factors contained in its written opinion. Prior to the final discussion and vote on the Merger Agreement, three of the members of the Company Board, Curtis W. Stoelting and Peter J. Henseler who would enter into New Employment Agreements and Paul E. Purcell who is Chairman, President and Chief Executive Officer of Baird, recused themselves. The remaining seven members of the Company Board then conducted further discussion and evaluation of the Offer and the terms and conditions of the Merger Agreement. By a unanimous vote of the seven directors voting, the Company Board determined that the Merger Agreement and the Transactions, including the Offer and the Merger, were advisable, fair to, and in the best interests of the stockholders of the Company, and approved the Merger Agreement and the Transactions. The members of the Compensation Committee also approved the terms of the New Employment Agreements and the Other Employment-Related Agreements.

During the day on March 10, 2011, before the close of trading on the Nasdaq Stock Market, a news wire service in Japan published a story indicating that Tomy would acquire RC2. Following the release of this story, the Common Stock experienced a significant increase in price and trading volume on the Nasdaq Stock Market.

On the morning of March 11 (Tokyo time), 2011, the Board of Directors of Tomy convened and approved the Merger Agreement and the Transactions. Following the receipt of Tomy Board approval, which occurred after the close of trading on the Nasdaq Stock Market on Thursday, March 10 (New York time), 2011, Tomy, Purchaser and RC2 executed and delivered the Merger Agreement. RC2, Tomy and the applicable employees of RC2 also executed and delivered the New Employment Agreements and the Other Employment-Related Agreements.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Company Board consulted with the Company’s management and its outside legal and financial advisers and, in recommending that the Company’s stockholders accept the Offer and tender their shares of Common Stock into the Offer and, if applicable, approve and adopt the Merger Agreement, the Company Board considered a number of factors, including, without limitation, the following:

•	Historical Trading Prices; Premium to Market Price. The relationship of the Offer Price of $27.90 per share to current and historical market prices of the Common Stock. The Offer Price represents:

•	a 27.2% premium to the closing price of the Common Stock on March 9, 2011, the last full day of trading before the date of public announcement of the Merger Agreement;

•	a 16.7% premium to the closing price of the Common Stock on the trading day 90-days prior to March 9, 2011; and

•	a 45.4% premium to the closing price of the Common Stock on the trading day 180-days prior to March 9, 2011.

•	Business and Financial Condition and Prospects of the Company. The business, operations, prospects, business strategy, properties, assets and financial condition of the Company, and the certainty of realizing a compelling value in cash for shares of Common Stock in the Offer compared to the risk and uncertainty associated with the operation of the Company’s business (including market acceptance of new product offerings, the renewal of certain key licenses, the ability to identify or complete future acquisitions and the other risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010) in a highly volatile and unpredictable business environment. Based on these considerations, the Company Board believes that the Offer Price would result in greater value to the Company’s stockholders than pursuing its current business plan and strategy.

•	Review of Strategic Alternatives. The Company Board’s belief, after a thorough review of strategic alternatives and discussions with the Company’s legal and financial advisers, that the value offered to stockholders in the Offer and the Merger was more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities readily available to the Company, including remaining an independent company and pursuing the Company’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•	Uncertainty of Alternative Transactions. The risk that another attractive transaction would not be available if the Company declined to enter into a definitive agreement for a transaction with Tomy, particularly given the response by two potential strategic bidders approached by RC2 before signing the Merger Agreement with Tomy, and the risks to the Company and the proposed transaction with Tomy from undertaking an even broader pre-signing market check process before signing the Merger Agreement, including the risk of premature public disclosure of discussions, distractions to management from their work during such a process, and the Company Board’s evaluation of the limited range of potential likely bidders as compared to the price offered by Tomy and the insistence upon exclusivity by Tomy.

•	Post-Signing “Go-Shop” and “Window Shop” Processes. The Company, with the assistance of Baird, will have the opportunity to conduct a “go-shop” process for 30 days following the date of the Merger Agreement, to solicit a superior alternative transaction for the Company stockholders, if available, and, if a third party makes an acquisition proposal during the 30 day “go-shop” period and the Company Board determines in good faith that the proposal is or would reasonably be expected to be a superior proposal, the Company will have the opportunity to continue discussions or negotiations regarding the acquisition proposal with the third party for up to an additional fifteen days after the end of the 30 day “go-shop” period. In addition, until the closing of the Offer, the Company Board has rights, under specified circumstances and subject to a number of conditions, to:

•	engage in negotiations and provide due diligence access in response to unsolicited proposals; and

•	terminate the Merger Agreement to accept a superior proposal after paying a termination fee.

•	Cash Consideration. The form of consideration to be paid to holders of shares of Common Stock in the Offer and the Merger is cash, which will provide certainty of value and liquidity to the Company’s stockholders.

•	Timing of Completion. The anticipated timing of the consummation of the Offer and the Merger and the structure of the transaction as a tender offer, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their shares of Common Stock in the Offer.

•	Opinion and Financial Presentation of Baird. The financial presentation and opinion of Baird, dated March 10, 2011, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Common Stock (other than Parent and its affiliates) of the $27.90 per share in cash to be paid to such holders in the Offer and the Merger pursuant to the Merger Agreement, as more fully described below in this Item 4 under “Opinion of Robert W. Baird & Co. Incorporated” and as set forth in its entirety as Annex II hereto and incorporated herein by reference.

•	No Financing Condition. The representation and warranty of Parent in the Merger Agreement that it will have sufficient funds to satisfy all of its obligations under the Merger Agreement and in connection with the Offer and the Merger, including the purchase of all of the outstanding shares of Common Stock in the Offer and the payment of the Merger Consideration. The Company Board reviewed Parent’s financial condition and the ability of Tomy to have sufficient funds to complete the Offer and the Merger in a timely manner.

•	Merger Agreement Terms and Conditions. The terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations under the Merger Agreement, and the circumstances upon which the parties may terminate the Merger Agreement, and the impact on the parties upon such termination.

•	Appraisal Rights. The availability of statutory appraisal rights under Delaware law in the second-step Merger for holders who do not tender their shares of Common Stock in the Offer and meet certain other statutory requirements of Delaware law in connection with the Merger.

In the course of its deliberations, the Company Board also considered a number of uncertainties and risks concerning the Offer, the Merger and the other Transactions, including the following:

•	Restrictions on Soliciting Competing Proposals. The restrictions the Merger Agreement imposes on soliciting competing proposals after the “go-shop” period and the customary matching right in favor of Parent prior to any termination of the Merger Agreement by the Company to accept a superior proposal.

•	Effect of Termination Fee. The fact that the Company must pay Parent a termination fee of $20.9 million if the Company terminates the Merger Agreement in certain circumstances, except that the termination fee will be $11.3 million in the event the Merger Agreement is terminated by the

Company in order to accept a superior proposal prior to end of the “go-shop” period or during the applicable additional period to accept a superior proposal from a third party with whom the Company was entitled to up to the additional fifteen days to continue discussion and negotiations after the end of the “go-shop” period as described above. The Company Board considered the possibility that the termination fee payable by the Company to Parent may discourage other bidders and, if the Merger Agreement is terminated in certain circumstances, affect the Company’s ability to enter into an agreement for, or consummate, another transaction for up to 12 months following the termination date should the Offer not be completed.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the Offer and the Merger in light of the conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the shares of Common Stock tendered pursuant to the Offer. The Company Board further considered the fact that, if the Offer and the Merger are not completed, the Company’s executive officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The Company Board further considered the fact that, if the Offer and the Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, employees and other business relationships.

•	Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will carry on its business in all material respects in the ordinary course consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned. The Company Board of Directors further considered that these terms may limit the ability of the Company to pursue business opportunities that it might otherwise pursue.

•	Future Growth and Profits. The fact that upon the consummation of the Offer and the Merger the Company will no longer exist as an independent public company and, as a result, the Company’s stockholders will be unable to participate in any future earnings growth or receive any benefit from any future increase in value of the Company.

•	Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, customers, employees and other business relationships, and its ability to attract and retain key personnel.

•	Taxable Transaction. The fact that the all-cash consideration in the Transactions will be a taxable transaction to the holders of shares of Common Stock that are U.S. persons for U.S. federal income tax purposes.

•	Interests of the Company Board and Management. The executive officers and directors of the Company may have interests in the Transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

After considering these factors, the Company Board believed that, in the aggregate, the potential benefits to the stockholders of the Company resulting from the Offer and the Merger outweigh the risks of the Offer and the Merger. The Company Board collectively reached the conclusion to approve the Merger Agreement and Transactions after careful consideration of the factors described above and other factors that the members of the Company Board believed to be appropriate. The foregoing discussion of the factors considered by the Company Board is for summary purposes only and is not intended to be exhaustive.

In view of the variety of factors considered by the Company Board in connection with its evaluation of the proposed transaction with Tomy and the complexity of the negotiation of the transaction, the Company Board did not consider it practical, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the transaction and reaching its recommendation. Rather, the Company Board made its recommendation to RC2’s stockholders based on the totality of information presented and the investigation conducted by the Company Board and its legal and financial advisers. In considering the factors discussed above, individual members of the Company Board applied their own judgment and may have given different weights to different factors.

For the reasons described above, the Company Board recommends that you accept the Offer, tender your shares of Common Stock into the Offer, and, if necessary, approve and adopt the Merger Agreement.

(c)	Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, each Company executive officer, director, affiliate and subsidiary of the Company currently intends to tender or cause to be tendered all shares of Common Stock held of record or beneficially by such person pursuant to the Offer, other than (a) shares of Restricted Stock which are not vested and (b) shares of Common Stock such person has the right to purchase by exercising Stock Options or SSARs.

(d)	Opinion of Robert W. Baird & Co. Incorporated to RC2 Corporation.

The Company Board retained Baird as the Company’s financial advisor in connection with the Offer and the Merger (referred to in this section as the “Transaction”) and to render an opinion as to the fairness, from a financial point of view, to the holders of the Common Stock (other than Parent and its affiliates) of the aggregate consideration of $27.90 per share in cash (referred to in this section as the “Consideration”) to be received by such holders in the Transaction.

On March 10, 2011, Baird rendered its oral opinion (which was subsequently confirmed in writing) to the Company Board, subject to the contents of such opinion, including the various assumptions, qualifications and limitations set forth therein and as of such date, as to the fairness, from a financial point of view, to the holders of Common Stock (other than Parent and its affiliates) of the Consideration to be received by such holders taken in the aggregate in the Transaction pursuant to the Merger Agreement.

As a matter of policy, Baird’s opinion was approved by a Baird fairness committee, a majority of the members of whom were not involved in providing financial advisory services on behalf of Baird to the Company in connection with the Transaction.

The full text of Baird’s written opinion, dated March 10, 2011 which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. Baird’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to the holders of the Common Stock (other than Parent and its affiliates) of the Consideration and does not constitute a recommendation to the Company Board, any of the Company’s stockholders, or any other person as to how any such person should vote or act with respect to the Transaction or whether any stockholder of the Company should tender shares of the Company in the Offer or any other offer. Baird expressed no opinion about the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the Consideration to be received by the Company’s stockholders. The summary of Baird’s opinion set forth below is qualified in its entirety by reference to the full text of such opinion attached as Annex II to this Schedule 14D-9. Company stockholders are urged to read Baird’s opinion carefully in its entirety.

In conducting its investigation and analyses and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors, investment banking procedures and considerations as it deemed relevant under the circumstances. In that connection, and subject to various assumptions, qualifications and limitations set forth in its opinion, Baird, among other things:

•	reviewed certain internal information, primarily financial in nature, including pro forma financial information and non-recurring related items for 2010 and financial forecasts for fiscal years 2011 to 2015 (collectively referred to in this section as the “Forecasts”), concerning the business and operations of the Company furnished to Baird, and prepared, by the Company’s management for purposes of Baird’s analysis;

•	reviewed certain publicly available information, including, but not limited, to the Company’s recent filings with the Securities and Exchange Commission (“SEC”), equity analyst research reports covering the Company prepared by various investment banking and research firms, including Baird, and consensus estimates;

•	reviewed the principal financial terms of the draft Merger Agreement dated March 9, 2011 in the form it was presented to the Company Board, as they related to Baird’s financial analysis;

•	compared the Company’s financial position and operating results with those of certain other publicly traded companies Baird deemed relevant;

•	compared the historical market prices, trading activity and market trading multiples of the Common Stock with those of certain other publicly traded companies Baird deemed relevant;

•	compared the proposed Consideration payable by Parent in the Transaction with the reported enterprise value of certain other business combinations Baird deemed relevant;

•	considered the present values of the Company’s forecasted cash flows reflected in the Forecasts; and

•	reviewed a certificate addressed to Baird from the Company’s senior management which contains, among other things, representations regarding the Forecasts.

Baird held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the Company’s future prospects. As a part of its engagement and prior to the issuance of its opinion, Baird was requested by the Company to, and it did, solicit third party indications of interest from two pre-identified third parties in acquiring all or any part of the Common Stock. The Company did not request Baird to solicit interest from any other parties, and Baird did not do so. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant for the preparation of its opinion.

In arriving at its opinion, Baird assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to it by or on behalf of the Company. Baird did not independently verify any information that was publicly available or supplied to it by the Company or Parent concerning the Transaction or otherwise. Baird was not engaged to independently verify and has not, assumed any responsibility to verify, and has assumed no liability for, and expressed no opinion on, any such information, and it assumed, without independent verification, that the Company was not aware of any information prepared by the Company or its advisors that might be material to Baird’s opinion that was not provided to Baird. Baird assumed, without independent verification, that:

•	all of the Company’s material assets and liabilities (contingent or otherwise, known or unknown) were as set forth in the Company’s financial statements provided to Baird;

•	the financial statements provided to Baird presented fairly the Company’s results of operations, cash flows and financial condition for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied;

•	the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company (with the assumption that any key licenses expiring prior to December 31, 2012 would be renewed), and Baird relied, without independent verification, upon the Forecasts in the preparation of its opinion, although it expressed no opinion with respect to the Forecasts and/or the consensus earnings estimates, or any judgments, estimates, assumptions or basis on which they were based, and Baird assumed, without independent verification, that the Forecasts currently contemplated by the Company’s management used in its analysis would be realized in the amounts and on the time schedule contemplated;

•	in all respects material to Baird’s analysis, the Transaction would be consummated in accordance with the terms and conditions of the draft Merger Agreement dated March 9, 2011 without any material amendment thereto and without waiver by any party of any of the material conditions to their respective obligations thereunder;

•	in all respects material to Baird’s analysis, the representations and warranties contained in the draft Merger Agreement dated March 9, 2011 were true and correct and each party would perform all of the material covenants and agreements required to be performed by it under such draft Merger Agreement; and

•	all material corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Transaction had been, or would be, obtained without the need for any material changes to the Consideration or other material financial terms or conditions of the Transaction or that would otherwise materially affect the Company or Baird’s analysis.

Baird did not consider any strategic, operating or cost benefits that might result from the Transaction. In addition, Baird relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above. Baird relied, without independent verification, as to all legal matters regarding the Transaction on the advice of legal counsel to the Company. In conducting its review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the Company’s assets or liabilities (contingent or otherwise, known or unknown) or solvency nor did Baird make a physical inspection of the Company’s properties or facilities. Baird did not consider any expenses or potential adjustments to the Consideration relating to the Transaction as part of its analysis. In each case above, Baird made the assumptions and took the actions or inactions described above with the Company’s knowledge and consent.

Baird’s opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date of its opinion, and its opinion did not predict or take into account any changes which may occur, or information which may become available, after the date of its opinion. Furthermore, Baird expressed no opinion as to the price or trading range at which the Common Stock would trade following the date of its opinion or as to the effect of the Transaction on such price or trading range. Such price and trading range may be affected by a number of factors, including but not limited to:

•	dispositions of the Common Stock by stockholders within a short period of time after, or other market effects resulting from, the announcement of the Transaction;

•	changes in prevailing interest rates and other factors which generally influence the price of securities;

•	adverse changes in the then current capital markets;

•	the occurrence of adverse changes in the Company’s financial condition, business, assets, results of operations or prospects or in the Company’s industries;

•	any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and

•	timely completion of the Transaction on terms and conditions that would be acceptable to all parties at interest.

Baird’s opinion was prepared at the request and for the internal and confidential information of the Company Board, and may not be used for any other purpose or disclosed to any other party without Baird’s prior written consent; provided, however, that Baird’s opinion may be reproduced in full in a Schedule 14D-9 required to be filed with the SEC and any proxy statement or information statement to be provided to the Company’s stockholders in connection with the Transaction, and if so required in connection therewith, filed with the SEC. Baird’s opinion should not be construed as creating any fiduciary duty on Baird’s part to any party. Baird’s opinion does not address the relative merits or risks of: (i) the Offer, the Merger or the Transaction, the draft Merger Agreement or any other agreements or other matters provided for, or contemplated by, the draft Merger Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Company Board and, accordingly, Baird relied upon its discussions with the Company’s senior management with respect to the availability and consequences of any alternatives to the Transaction. BAIRD’S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO THE COMPANY BOARD, ANY OF THE COMPANY’S STOCKHOLDERS, OR ANY OTHER PERSON AS TO HOW ANY SUCH PERSON SHOULD VOTE OR ACT WITH RESPECT TO THE TRANSACTION OR WHETHER ANY STOCKHOLDER OF THE COMPANY SHOULD TENDER SHARES OF THE COMMON STOCK IN THE OFFER OR ANY OTHER OFFER.

The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion, which is qualified in its entirety by reference to the full text of such opinion attached as Annex II to this Schedule 14D-9 and to the other disclosures contained in this section. The order of analyses described does not represent relative importance or weight given to the analyses performed by Baird and Baird did not assign any particular weight or importance to any particular analysis. Some of the summaries of the financial analyses include information presented in a tabular format. These tables must be read together with the full text of each summary and alone are not a complete description of Baird’s financial analyses. Except as otherwise noted, the following quantitative information is based on market and financial data as it existed on or before March 9, 2011 and is not necessarily indicative of current market conditions.

Implied Valuation, Transaction Multiples and Transaction Premia.  Based on the proposed Consideration, Baird calculated the implied “equity purchase price” (defined for this analysis as the Consideration multiplied by the total number of diluted common shares outstanding of the Company, including gross shares issuable upon the exercise of Stock Options, SARs and RSUs, less assumed Stock Option and SAR proceeds) to be $644.4 million. In addition, Baird calculated the implied “total purchase price” (defined for this analysis as the equity purchase price plus the book value of the Company’s total debt less cash and cash equivalents) to be $626.8 million. Baird then calculated the multiples of the total purchase price to the Company’s latest twelve months (commonly referred to as LTM) ended December 31, 2010, projected 2011 and projected 2012 net sales; earnings before interest, taxes, depreciation and amortization (commonly referred to as EBITDA); and earnings before interest and taxes (commonly referred to as EBIT), in each case, as provided by the Company’s senior management. Baird also calculated the multiples of the Consideration to the Company’s LTM, projected 2011 and projected 2012 diluted earnings per share (commonly referred to as EPS), in each case, as provided by the Company’s senior management. These transaction multiples are summarized in the table below.

IMPLIED TRANSACTION MULTIPLES

	LTM		Fiscal Year Ended
	Dec. 31,		December 31,
	2010		2011P		2012P

Net sales	1.4	x	1.2	x	1.0	x
EBITDA	10.0		7.9		5.8
EBIT	12.3		9.3		6.7
EPS	18.5		14.3		10.0

Baird reviewed the historical price and trading activity of the Common Stock and noted that the high and low closing prices for the Common Stock were $24.31 and $14.54, respectively, over the last twelve months through March 9, 2011 and $26.83 and $3.40, respectively, over the last three years through March 9, 2011. Baird also noted that the Common Stock price rose 38.7% over the last twelve months and rose 10.2% over the last three years. In addition, Baird noted that the Common Stock outperformed an index of selected companies (listed below under Selected Company Analysis) over the last twelve months and over the last three years.

Baird also calculated the premia that the Consideration represented over the closing market price of the Common Stock for various time periods ranging from 1-day to 180-days prior to March 10, 2011. These premia, along with selected acquisition premia of 91 U.S. public target announced transactions with an enterprise value between $200 million and $1 billion between March 10, 2010 and March 9, 2011, are summarized in the table below.

TRANSACTION PREMIA

	As of 3/10/11
		Company
	Company	Implied
	Stock	Transaction	Selected Acquisition Premiums
	Price	Premium	Low	Average	Median	High

1-Day Prior	$21.93	27.2%	0.8%	32.7%	30.7%	91.7%
7-Days Prior	21.86	27.6%	3.2%	35.7%	31.7%	96.9%
30-Days Prior	21.19	31.7%	2.5%	37.8%	33.7%	95.4%
90-Days Prior	23.90	16.7%	2.3%	44.9%	42.2%	96.5%
180-Days Prior	19.19	45.4%	1.7%	48.6%	46.3%	99.0%

Selected Company Analysis.  Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

• Dorel Industries, Inc.	• LeapFrog Enterprises, Inc.
• Energizer Holdings, Inc.	• Mattel, Inc.
• Hasbro, Inc.	• MEGA Brands Inc.
• JAKKS Pacific, Inc.	• Newell Rubbermaid Inc.
• Jarden Corporation	• Summer Infant, Inc.
• Kid Brands, Inc.

Baird chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the companies reviewed is identical or directly comparable to the Company and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies.

For each company, Baird calculated the “equity market value” (defined as the market price per share of each company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants). In addition, Baird calculated the “total market value” (defined as the equity market value plus the book value of each company’s total debt, preferred stock, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each company’s total market value to its LTM, projected 2011 and projected 2012 net sales, EBITDA and EBIT. Baird also calculated multiples of each company’s price per share to its LTM, projected calendar year 2011 and projected calendar year 2012 diluted EPS. Baird then compared the transaction multiples implied in the Transaction with the corresponding trading multiples for the selected companies. Stock market and historical financial information for the selected companies was based on publicly available information as of March 9, 2011, and projected financial information was based on publicly available research reports as of such date. A summary of the implied multiples is provided in the table below.

	Company Implied		Selected Company Multiples
	Transaction Multiple		Low		Average		Median		High

Net sales
2010A (LTM)	1.4	x	0.5	x	1.1	x	0.9	x	1.8	x
2011P	1.2		0.4		1.0		0.9		1.7
2012P	1.0		0.4		0.9		0.8		1.6
EBITDA
2010A (LTM)	10.0	x	4.2	x	8.2	x	8.8	x	10.0	x
2011P	7.9		3.5		7.0		7.2		9.3
2012P	5.8		3.4		6.4		6.0		8.7
EBIT
2010A (LTM)	12.3	x	6.7	x	10.8	x	10.8	x	13.4	x
2011P	9.3		5.0		8.9		9.2		11.7
2012P	6.7		4.6		7.8		7.3		10.7
EPS
2010A (LTM)	18.5	x	7.9	x	13.4	x	13.1	x	18.7	x
2011P	14.3		7.4		12.1		12.0		15.4
2012P	10.0		6.9		10.5		10.8		13.4

In addition, Baird calculated the implied per share equity values of the Common Stock based on the trading multiples of the selected public companies. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Equity Value Per Share
	Low	Average	Median	High

Net sales
2010A (LTM)	$9.69	$21.26	$18.83	$35.04
2011P	11.06	23.46	21.09	38.54
2012P	12.77	26.82	23.63	43.97
EBITDA
2010A (LTM)	$12.60	$23.39	$24.92	$27.91
2011P	13.26	25.11	25.52	32.42
2012P	16.78	30.34	28.91	40.58
EBIT
2010A (LTM)	16.09	24.78	24.88	30.21
2011P	15.82	26.78	27.40	34.29
2012P	19.89	32.45	30.36	43.48
EPS
2010A (LTM)	$11.83	$20.17	$19.79	$28.17
2011P	14.36	23.50	23.31	29.92
2012P	19.29	29.22	30.15	37.33

Baird then compared the implied per share equity values in the table above with the Consideration.

Selected Acquisition Analysis.  Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant. The group of selected acquisition transactions is listed below.

Target	Acquiror

• mOmma (Baby Solutions SA)	• Lansinoh Laboratories, Inc.
• Britax Childcare Holdings Ltd.	• Nordic Capital
• The ERGO Baby Carrier, Inc.	• Compass Diversified Holdings
• Mapa Spontex, Inc.	• Jarden Corporation
• Disguise Inc.	• JAKKS Pacific, Inc.
• Aprica Kassai, Inc.	• Newell Rubbermaid Inc.
• Playtex Products, Inc.	• Energizer Holdings, Inc.
• Funrise Toy Corporation	• Matrix Holdings Limited
• Evenflo Company, Inc.	• Weston Presidio
• Radica Games Ltd.	• Mattel Inc.
• Mayborn Group Ltd.	• 3i Group
• Cannon Avent	• Koninklijke Philips Electronics NV
• Creative Designs International Ltd.	• JAKKS Pacific, Inc.
• Britax Childcare Holdings Ltd.	• The Carlyle Group
• Action Performance Companies	• Speedway Corp.
• Cannon Avent	• Charterhouse Capital Partners
• Rose Art Industries, Inc.	• Mega Bloks, Inc.
• Namco Ltd.	• Namco Bandai Holdings, Inc.
• The First Years Inc.	• RC2 Corporation
• Playing Mantis, Inc.	• RC2 Corporation
• Little Tikes Commercial Play Systems, Inc.	• PlayPower, Inc.
• Play Along Inc.	• JAKKS Pacific, Inc.
• Learning Curve International, Inc.	• RC2 Corporation
• Sassy, Inc.	• Kid Brands, Inc.
• Toymax International, Inc.	• JAKKS Pacific, Inc.
• Safety 1st Inc.	• Dorel Industries Inc.
• Diaper Genie	• Playtex Products, Inc.

Baird chose these acquisition transactions based on a review of completed and pending acquisition transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the industry in which the Company operates. Baird noted that none of the acquisition transactions or subject target companies reviewed is identical or directly comparable to the Transaction or the Company, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors that affect the values implied in such acquisition transactions.

For each transaction, Baird calculated the implied “equity purchase price” (defined for this analysis as the purchase price per share of each target company’s common stock multiplied by the total number of diluted common shares outstanding of such company, including gross shares issuable upon the exercise of stock options and warrants, less assumed option and warrant proceeds, or alternatively defined as the value attributable to the equity of a target company). In addition, Baird calculated the implied “total purchase price” (defined for this analysis as the equity purchase price plus the book value of each target company’s total debt and preferred stock, less cash, cash equivalents and marketable securities). Baird calculated the multiples of each target company’s implied total purchase price to its LTM net sales, EBITDA and EBIT.

Baird then compared the transaction multiples implied in the Transaction with the corresponding acquisition transaction multiples for the selected acquisition transactions. Stock market and historical financial information for the selected transactions were based on publicly available information as of the announcement date of each respective transaction. A summary of the implied multiples is provided in the table below.

	Company
	Implied
	Transaction		Selected Acquisition Multiples
	Multiple		Low		Average		Median		High

Net sales (LTM)	1.4	x	0.4	x	1.5	x	1.2	x	4.1	x
EBITDA (LTM)	10.0		4.5		9.1		8.7		15.6
EBIT	12.3		2.7		11.9		11.5		19.2

In addition, Baird calculated the implied per share equity values of the Common Stock based on the acquisition transaction multiples of the selected acquisition transactions. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below.

	Implied Equity Value Per Share
	Low	Average	Median	High

Net sales (LTM)	$7.89	$28.41	$24.57	$75.31
EBITDA (LTM)	13.30	25.69	24.64	42.36
EBIT	7.09	27.08	26.30	42.45

Baird then compared the implied per share equity values in the table above with the Consideration.

Discounted Cash Flow Analysis.  Baird performed a discounted cash flow analysis utilizing the Company’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) from 2011 to 2015, as provided by the Company’s senior management. In such analysis, Baird calculated the present values of the consolidated unlevered free cash flows from 2011 to 2015 by discounting such amounts at rates ranging from 16.25% to 18.25%. Baird calculated the present values of the consolidated free cash flows beyond 2015 by assuming terminal values ranging from 6.25x to 7.25x year 2015 EBITDA and discounting the resulting terminal values at rates ranging from 16.25% to 18.25%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $25.40 per share to $30.33 per share. Baird compared these implied per share equity values with the Consideration.

The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird’s analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

As part of its investment banking business, Baird is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Pursuant to Baird’s engagement letter with the Company, Baird will receive a transaction fee of approximately $7.0 million for its services, substantially all of which is contingent upon the consummation of the Transaction. Pursuant to such engagement letter, the Company has also agreed to pay Baird a fee of $500,000 payable upon delivery of its opinion, regardless of the conclusions reached in such opinion (such fee to be creditable against the transaction fee described above). In addition, the Company has agreed to indemnify Baird against certain liabilities that may arise out of its engagement, including liabilities under the federal securities laws and to reimburse Baird’s expenses. Baird will not receive any other significant payment of compensation contingent upon the successful completion of the Transaction. In the past, Baird provided investment banking and financial advisory services to the Company for which it received customary compensation. Specifically, within the past two years, Baird advised the Company on its $60.4 million follow-on offering and its acquisition of JJ Cole Collections, and provided on-going merger and acquisition advisory services. Baird’s aggregate compensation for all of the services provided to the Company within the past two years was approximately $2.6 million. Paul E. Purcell, who is Chairman, President & Chief Executive Officer of Baird, is currently a member of the Company Board and has sat on the Company Board since 2002. No other material relationship between the Company, Parent or any other party to the Transaction was mutually understood to be contemplated in which any compensation was intended to be received by Baird.

Baird is a full service securities firm. As such, in the ordinary course of its business, Baird may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, the Company or Parent or that may otherwise participate or be involved in the same or a similar business or industry as the Company or Parent or may from time to time trade the securities of the Company (including the Common Stock) for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. Baird also provides brokerage and advisory services for accounts that are beneficially owned by certain executive officers and directors of the Company. Baird has also prepared equity analyst research reports from time to time regarding the Company.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

RC2 has retained Baird as its financial adviser in connection with the Offer and the Merger and in connection with such engagement, Baird delivered an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock (other than Parent and its affiliates) pursuant to the Offer and the Merger to such holders. Baird’s opinion is described in “Item 4 The Solicitation or Recommendation — Opinion of Robert W. Baird & Co. Incorporated” and is filed as Annex II to this Schedule 14D-9. The Company Board selected Baird as its financial adviser because Baird is a nationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement and has a strong experience working with the Company and in its industry which the Company Board believed would assist it in successfully evaluating and negotiating the transaction.

Pursuant to the engagement letter between Baird and the Company, the Company has agreed to pay to Baird (i) if a transaction is consummated, a transaction fee that varies based on the consideration payable in the transaction, and (ii) a fee of $500,000 payable upon delivery of its opinion, regardless of the conclusions reached or whether any transaction is consummated and which fee will be credited against any transaction fee that becomes payable. Assuming the Offer and the Merger are consummated, the Company will pay approximately $7.0 million in the aggregate to Baird.

The Company has also agreed in the engagement letter to reimburse Baird for all reasonable out-of-pocket expenses and to indemnify Baird and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

In the past two years, Baird has provided financial advisory services for the Company and received customary fees for such services. Specifically, Baird advised the Company in the public offering of Common Stock by the Company completed in August 2009 and Baird acted as financial advisor to the Company in its 2010 acquisition of the JJ Cole business. Paul E. Purcell, a member of the Company Board, is the Chairman, President and Chief Executive Officer of Baird. Baird, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of business, Baird and its affiliates may actively trade or hold the securities of RC2 for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Except as set forth above, neither RC2 nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to RC2’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of RC2, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

To the Company’s knowledge after reasonable inquiry, no transactions in the Common Stock have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, RC2 is not engaged in any negotiation in response to the Offer that relates to (i) a tender offer or other acquisition of RC2’s securities by RC2, any subsidiary of RC2, or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving RC2 or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of RC2 or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of RC2.

Except as set forth above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

(a)	Regulatory Approvals.

U.S. Antitrust Approval.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of shares of Common Stock in the Offer and the Merger.

Under the HSR Act, the Purchaser’s purchase of shares of Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with its purchase of shares of Common Stock in the Offer and the Merger on March 23, 2011. The Company filed its Premerger Notification and Report Form with the FTC and the Antitrust Division on March 24, 2011. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on April 7, 2011, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares of Common Stock in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding shares of Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acceptance for payment of shares of Common Stock pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such shares of Common Stock, or the divestiture of substantial assets of the Purchaser, the Company, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer.

Foreign Antitrust Approval.

The antitrust and competition laws of certain foreign countries often apply to transactions such as the Offer and the Merger and filings and notifications may be required when such laws are applicable. Parent and the Company do not believe that any such filings are required in connection with the Offer or the Merger. Nonetheless, it is possible that foreign antitrust laws might apply to the Offer or the Merger even in the absence of a regulatory filing obligation, and it is possible that foreign antitrust authorities might take action in connection with the Offer or the Merger in the absence of such obligation.

(b)	Antitakeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person who beneficially owns or has a right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the Board of Directors and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 662/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the other Transactions, and such action is effective as of the date of the Merger Agreement.

(c)	Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of stock of a subsidiary, the parent corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of either entity. Accordingly, pursuant to the Merger Agreement, in the event that, following completion of the Offer, the Purchaser owns at least 90% of the outstanding shares of Common Stock, including shares of Common Stock acquired in any subsequent offering period, through the exercise of the Top-Up Option or otherwise, the Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without the approval of the Company’s stockholders, in accordance with Section 253 of the DGCL.

(d)	Stockholders Meeting.

If approval of the Company’s stockholders is required under applicable law in order to consummate the Merger (i.e., in the event that the Purchaser does not own at least 90% of the outstanding shares of Common Stock and is thereby unable to consummate a short-form merger pursuant to Section 253 of the DGCL), the Company will, as soon as reasonably practicable following the later of the completion of the Offer, or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), establish a record date for, call, give notice of, convene and hold a special stockholders meeting for the purpose of obtaining the affirmative vote in favor of the adoption of the Merger Agreement and approval of the Merger by the holders of a majority of the outstanding shares of Common Stock. After the purchase of the shares of Common Stock by the Purchaser pursuant to the Offer, the Purchaser will own a majority of the outstanding shares of Common Stock and will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

(e)	Top-Up Option.

In the Merger Agreement, the Company granted to the Purchaser an irrevocable option (the “Top-Up Option”), exercisable once upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase at a price of $27.90 per share or any greater per share price paid in the Offer a number of authorized but unissued shares of Common Stock (the “Top Up Shares”) that, when added to the number of shares owned, directly or indirectly, by Parent, the Purchaser or any other subsidiary of Parent, would constitute one share more than 90% of the shares of Common Stock that will be outstanding immediately after exercise of the Top-Up Option. In no event will the Top-Up Option be exercisable for a number of shares in excess of the number of authorized but unissued shares of Common Stock not otherwise reserved for issuance as of immediately prior to the issuance of the Top-Up Shares. The Top-Up Option may be exercised by the Purchaser, in whole but not in part, at any one time on or after the date the Purchaser accepts for payment all shares of Common Stock validly tendered an not withdrawn pursuant to the Offer and prior to the earlier of: (1) the effective time of the Merger and (2) the termination of the Merger Agreement in accordance with its terms.

The aggregate purchase price for the Top-Up Shares may be paid by the Purchaser, at its election, either entirely in cash or by (i) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and (ii) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price to be paid for the Top-Up Shares less the cash paid pursuant to (i). Any promissory note delivered to the Company for the Top-Up Shares will be due on the first anniversary of the closing of the purchase of the Top-Up Shares, will accrue simple interest of 3% per annum, will be full recourse to Parent and the Purchaser, may be prepaid without premium or penalty, and will provide that the unpaid principal amount and accrued interest under the promissory note will immediately become due and payable in the event that the Purchaser fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of 30 days or the Purchaser files or has filed against it any petition under bankruptcy or insolvency law or makes a general assignment for the benefit of creditors. The promissory note will not have any other material terms.

In the Merger Agreement, Parent, the Purchaser and the Company agreed and acknowledged that in any appraisal proceeding under the DGCL and to the fullest extent permitted by applicable law, the fair value of the shares of Common Stock subject to such appraisal proceeding will be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Top-Up Option Shares or any consideration paid or delivered by the Purchaser to the Company in payment for the Top-Up Option Shares.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a short-form merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Common Stock following completion of the Offer.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f)	Section 14f Information Statement.

The Merger Agreement provides that, effective upon the closing of the Offer and from time to time thereafter, Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors so elected or designated by Parent) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser, Parent and any other subsidiary of Parent bears to the total number of shares of Common Stock then outstanding (on a fully-diluted basis). The Company is obligated pursuant to the Merger Agreement to take all actions necessary either to promptly increase the size of the Company Board, or promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected or designated to the Company Board. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Information Statement attached as Annex I to this Schedule 14D-9 is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act, in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board and is incorporated herein by reference.

(g)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not validly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(h)	Financial Projections.

In connection with Parent’s due diligence review of RC2, RC2 made available to Parent certain non-public financial information about RC2, including financial projections prepared by RC2’s management. A summary of these projections is set forth below.

RC2’s financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to RC2’s business, including the renewal of certain key licenses and achieving a high level of success in expanding RC2’s Chuggington product line, all of which are difficult to predict and many of which are beyond RC2’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks described in RC2’s periodic reports filed with the SEC. See “Forward-Looking Statements” below for more information. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

Important factors that may affect actual results and result in projected results not being achieved include those risk factors set forth in RC2’s filings with the SEC, including RC2’s annual report on Form 10-K for the year ended December 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K, including, but not limited to, competition for licenses used to market RC2 products; product recalls or claims or other product safety issues; market acceptance of new product offerings; increases in the cost of labor, transportation or raw materials; uncertainty and changes in general economic conditions; currency exchange rate fluctuations; competition in RC2’s markets; difficulties in integrating strategic acquisitions; inability to identify or complete future acquisitions; supply disruptions; collection of accounts receivable; certain international business risks; impairment charges; the restrictive covenants governing RC2’s indebtedness; trademark infringement or other intellectual property claims; the continued willingness of chain retailers to purchase and provide space for RC2’s products; and seasonality of sales of certain products.

The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, RC2’s management. Neither RC2’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of RC2, the Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. Neither RC2 nor the Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither RC2 nor the Purchaser or Parent intend to make publicly available any update or other revisions to the projections, except as required by law. None of RC2, the Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of RC2 compared to the information contained in the projections or that forecasted results will be achieved. RC2 has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the projections. Furthermore, neither RC2 nor the Purchaser, Parent and any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her shares of Common Stock in the Offer, but because the projections were made available by RC2 to Parent.

In light of the foregoing factors and the uncertainties inherent in the projections, RC2’s stockholders are cautioned not to place undue, if any, reliance on the projections.

	2011	2012	2013	2014	2015
	(In millions)

Net Sales	$521	$633	$688	$746	$808
Gross Profit	222	269	292	317	343
Adjusted EBITDA(1)	86	114	128	144	161

(1)	Adjusted EBITDA represents earnings before interest, income taxes, depreciation and amortization expense, plus stock-based compensation expense.

(i)	Certain Litigation

On March 22, 2011, Laborers’ Local #231 Pension Fund, a purported shareholder of RC2, filed a putative class action in the Circuit Court of Cook County, Illinois, captioned Laborers’ Local #231 Pension Fund v. RC2 Corporation et al., Case No. 11CH10899, naming as defendants RC2, the individual members of RC2’s board of directors, Parent and the Purchaser. On behalf of a putative class of RC2 shareholders, plaintiff asserts claims against the individual directors of RC2 for breaches of fiduciary duty in connection with the Offer and the Merger and against RC2, Parent and the Purchaser for aiding and abetting those breaches. Plaintiff seeks certain equitable relief, including an injunction against consummation of the Offer and the Merger and rescission of the Merger Agreement, and attorney’s fees and other costs. RC2 believes that this action is without merit and intends to defend its position in this matter vigorously.

(j)	Forward-Looking Statements.

Certain statements contained in this Schedule 14D-9 about the Company’s expectations of future events or results constitute forward-looking statements. You can identify forward-looking statements by terminology such as, “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “projects” or the negative of these terms or other comparable terminology. Such forward-looking statements are based on currently available competitive, financial and economic data and management’s views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. In addition, certain factors could affect the outcome of the matters described in this report. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company or others following the announcement of the Merger Agreement, (3) the inability to complete the Offer or the Merger due to the failure to satisfy the conditions in the Merger Agreement, (4) risks that the proposed transaction disrupts current plans and operations, and (5) the costs, fees and expenses related to the transaction. The Company has provided additional information regarding risks associated with its business in its Annual Report on Form 10-K for the year ended December 31, 2010 as well as other filings with the SEC, available for viewing on the Company’s website at www.rc2corp.com and on the SEC’s website at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. These statements are based on information as of the date of this report and the Company assumes no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 24, 2011.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement published on March 24, 2011.*
(a)(1)(G)	Joint Press release issued by Tomy and RC2 on March 24, 2011.*
(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I hereto).
(a)(2)	Letter to stockholders of RC2, dated March 24, 2011.
(a)(5)	Opinion of Robert W. Baird & Co. Incorporated to the Company Board, dated March 10, 2011 (included as Annex II hereto).
(e)(1)	Agreement and Plan of Merger, dated as of March 10, 2011, among Tomy, the Purchaser and RC2 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by RC2 on March 11, 2011).
(e)(2)	Confidentiality Agreement, dated November 9, 2010, between Tomy and RC2.*
(e)(3)	Employment Agreement, dated as of March 10, 2011, among the Company, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Curtis W. Stoelting.*
(e)(4)	Employment Agreement, dated as of March 10, 2011, among the Company, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter J. Henseler (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by RC2 on March 11, 2011).
(e)(5)	Employment Agreement, dated as of March 10, 2011, among the Company, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter A. Nicholson.*
(e)(6)	Employment Agreement, dated as of March 10, 2011, among the Company, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Gregory J. Kilrea.*
(e)(7)	Employment Agreement, dated as of March 10, 2011, among the Company, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Helena Lo.*
(e)(8)	Employment Agreement, dated as of March 10, 2011, among the Company, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Jamie W. Kieffer.*
(e)(9)	Rollover Bonus Agreement, dated as of March 10, 2011, among the Company, TOMY Company, Ltd. and Gary W. Hunter.*

*	Incorporated by reference to the Schedule TO filed by the Purchaser and Tomy on March 24, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RC2 CORPORATION

BY	/s/ Curtis W. Stoelting
Curtis W. Stoelting, Chief Executive Officer

Date: March 24, 2011

Annex I

RC2 Corporation
1111 West 22nd Street, Suite 320,
Oak Brook, Illinois 60523

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about March 24, 2011 to holders of common stock, par value $0.01 per share (the “Common Stock”), of RC2 Corporation, a Delaware corporation (“RC2” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Galaxy Dream Corporation, a Delaware corporation (the “Purchaser”), and an indirect wholly owned subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated March 24, 2011. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 10, 2011 (the “Merger Agreement”), among Parent, the Purchaser and the Company. Capitalized terms used and not otherwise defined herein have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible designation by the Purchaser of persons to the Board of Directors of the Company (the “Company Board”) pursuant to the Merger Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action.

Parent and the Purchaser provided the information in this Information Statement concerning Parent, the Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of the close of business on March 9, 2011, there were 21,659,048 outstanding shares of Common Stock.

BACKGROUND INFORMATION

On March 10, 2011, the Purchaser, Parent and the Company entered into the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described in the Merger Agreement, the Purchaser has agreed to commence the Offer to purchase all of the outstanding shares of the Common Stock.

Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each issued and outstanding share of Common Stock, other than shares held in the treasury of the Company or owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent, and shares of Common Stock held by stockholders who properly demand appraisal rights, will be converted into the right to receive an amount in cash equal to the per share consideration in the Offer and the Merger.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed with the Schedule 14D-9 as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, the Purchaser or Parent. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and the Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company and Parent and the Purchaser, rather than establishing matters as facts. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the Company, Parent or the Purchaser.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that effective upon the closing of the Offer and from time to time thereafter, Parent will be entitled to elect or designate such number of directors (the “Designees”), rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the election or designation of the Designees) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser, Parent and any of the other subsidiaries of Parent bears to the total number of shares of Common Stock then outstanding (on a fully-diluted basis). The Company will, upon Parent’s request, either take all actions necessary to promptly increase the size of the Company Board, or promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Designees to be so elected or designated to the Company Board, and will take all actions necessary to cause the Designees to be so elected or designated at such time. At such time, the Company will, upon Parent’s request, also cause the Designees to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company, and (iii) each committee (or similar body) of each such board.

Potential Designees

Parent has informed the Company that it will choose the Designees for the Company Board from the list of persons set forth below. The following table, prepared with information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its Designees, the name, age of the individual as of March 24, 2011, present principal occupation with Parent and employment history during the past five years. Parent has informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is 7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan.

Parent has informed the Company that, unless otherwise specified below, to its knowledge, none of the Designees has, during the past ten years: (i) filed a petition or has had a petition filed against him or her under federal bankruptcy laws or any state insolvency laws or a receiver, fiscal agent or similar officer was appointed by a court for his or her business or property or any partnership in which he or she was a general partner or any corporation or business association of which he or she was an executive officer at or within the last two years; (ii) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or administrative body, permanently or temporarily enjoining him or her from, or otherwise limiting him or her from acting in any capacity regulated by the Commodity Futures Trading Commission (the “CFTC”), or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in any conduct or practice in connection with such activity, engaging in any type of business practice, or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities or federal commodities laws; (iv) been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty days his or her right to engage in any activity related to commodities or securities, or to be associated with persons engaged in any such activity; (v) been found by a court in a civil action or by the SEC to have violated any federal or state securities laws, and such judgment or finding has not been reversed, suspended or vacated; (vi) been found by a court in a civil action or by the CFTC to have violated any federal commodities law, and such judgment or finding has not been reversed, suspended or vacated; (vii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding (not including any settlement of a civil proceeding among private litigants), not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (viii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in the Exchange Act), any registered entity (as defined in the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Each of the potential Designees below is an executive officer of Parent or the Purchaser, and as such has significant experience in the toy industry, including by serving in the various capacities indicated below. Additional experience, qualifications, attributes and skills of the potential Designees that Parent believes are relevant to potential service on the Company Board are also set forth below.

Present Principal Occupation or Employment;
Name; Country of Citizenship	Age	Positions Held During the Past Five Years

Kantaro Tomiyama Japan	57	President & CEO, TOMY Company, Ltd., June 2000 to Present.

Unlimited liability partner, Tsukasa Fudosan (Real Estate Business), 2007 to Present, Omochano-machi 2-21-18, Mibumachi, Shimotsukagun, Tochigi Japan.

CEO, Toy Card Co., Ltd., (Gift Card Business) 2006 to Present, Komagata 2-4-11, Taito-ku, Tokyo Japan.
CEO, TOMY Insurance (Insurance Business), 2006 to Present, 7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan.

During his 25 year presidency, Mr. Tomiyama lead Tomy Company, Ltd. to be listed in the first section of the Tokyo Stock Exchange, successfully merged with Takara Co., Ltd. and also formed an alliance with TPG Capital. He has also contributed to the development of Japanese toy industry through his 23 years experience as the commissioner (plus 6 years as the Vice Chairman) of The Japan Toy Association.

Present Principal Occupation or Employment;
Name; Country of Citizenship	Age	Positions Held During the Past Five Years

Toshiki Miura Japan	60	Chief Financial Officer, TOMY Company, Ltd., June 2003 to Present.

Mr. Miura has significant accounting and financial experience through his 8 years of service as the Chief Financial Officer of TOMY Company, Ltd. Mr. Miura also has significant international experience working as Managing Director of Osaka Sanso Kogyo Ltd. (industrial gas supplier and subsidiary of BOC) from 1999 to 2003 and at Boston Consulting Group (strategy consulting) from 1984 to 1998 (Partner since 1992). Mr. Miura has a Ph.D. from Stanford University in Astronautics and Aeronautics.
Isamu Takahashi Japan	61	Executive Managing Officer, Director, TOMY Company, Ltd., March 2006 to Present.
Chief International Officer, Director, TOMY Company, Ltd., October 2003 to February 2006.

Mr. Takahashi has significant international experience in the global toy business. He was based in TOMY UK for 14 years and has experience and knowledge of the European toy industry.
Minoru Rikiish Japan	49	Senior Executive Officer, Head of Domestic Sales, TOMY Company, Ltd., October 2008 to Present, Senior Executive Officer, Deputy Head of Domestic Sales, July to September 2008, Executive Officer, Deputy Head of Domestic Sales, July 2007 to June 2008, Senior General Manager, Domestic Sales, March to June 2007, Senior General Manager, Domestic Sales Strategy Office, June 2006 to March 2007, General Manager, Domestic Sales Group, March to May 2006.

Mr. Rikiishi has 27 years experience of toy sales in Japan, including over 10 years experience as head of TOMY Company, Ltd’s Japanese sales team.
Kenichi Susa Japan	52	Executive Officer, Head of Production and Procurement, TOMY Company, Ltd., March 2006 to Present.

Mr. Susa has 25 years experience of toy production management and has significant experience working with third party inventors.

Present Principal Occupation or Employment;
Name; Country of Citizenship	Age	Positions Held During the Past Five Years

Shoji Tajima Japan	60	Executive Officer, Head of Business Administration, TOMY Company, Ltd., July 2007 to Present. Deputy Head of Administration, TOMY Company, Ltd., March 2006 to Jun 2007.

Mr. Tajima has 10 years experience as head of business administration and/or general manager of financing. He also has 25 years experience as banker.
Masaru Nakajima Japan	52	Executive Officer, Head of Global Business, TOMY Company, Ltd., January 2010 to Present, General Manager, Deputy Head of Global Business, October 2007 to December 2009, General Manager, Entertainment Toy Group, April 2007 to September 2007, General Manager, North America Group, June 2006 to March 2007, General Manager, Global Sales & Marketing Group, March 2006 to May 2006.

Mr. Nakajima has 20 years experience in the global toy business.
Msanori Mizunuma Japan	54	Executive Officer, Head of Tomica/Plarail Business, TOMY Company, Ltd., January 2010 to Present, Executive Officer, Head of Toy Business, October 2008 to December 2010, Executive Officer, Toy Marketing Section 1, July 2008 to September 2008, Senior General Manager, Toy Marketing Section 1, October 2007 to June 2008, General Manager, Tomica Business Group, March 2006 to May 2006.

Mr. Mizunuma has 10 years experience of toy R&D and total 20 years experience of product planning of toy games and preschool toys.
Yoshikazu Abe Japan	39	Executive Officer, Head of Character Business, TOMY Company, Ltd., July 2009 to Present, Senior General Manager, Head of Character Business, October 2008 to June 2009, General Manager, Toy Sales Group and Sales Group 1, March 2006 to September 2008.

Mr. Abe has 14 years experience of domestic sales in the toy industry. He also has 2 years experience of boys, girls and other specialty toys marketing.

Present Principal Occupation or Employment;
Name; Country of Citizenship	Age	Positions Held During the Past Five Years

Masayuki Nagatake Japan	42	Executive General Manager, Corporate Strategy, TOMY Company, Ltd., May 2009 to Present.
Director, UNIQLO International, Fast Retailing Co., Ltd. (Retail Clothing), April 2008 to April 2009, Kudankita 1-13-12, Chiyoda, Tokyo, Japan
CEO, UNIQLO UK., Ltd. (Retail Clothing), July 2003 to March 2008, 3rd Floor, 311 Oxford Street, London, W1C 2HP, U.K. President, Fast Retailing France S.A.S. (Retail Clothing), April 2005 to March 2008, 50/52 Boulevard Haussmann, 75009, Paris, France.

Mr. Nagatake has an MBA (majored in Finance and Accounting) from The Wharton School at the University of Pennsylvania in 1997 and significant experience with previous service as chief executive officer of a retail oriented company.
Robert Mann United Kingdom	54	Executive Officer, Bureau of Corporate Strategy, TOMY Company, Ltd., July 2010 to Present.
President and CEO, Tomy UK, Ltd., January 2005 to Present, St. Nicolas House, St. Nicholas Rd., Sutton Surrey SM1 1EH United Kingdom.
President and CEO, Tomy France, SARL Parc D’Affaires International BP358 Archamps 74166, January 2005 to Present. Managing Director, Racing Champions International Ltd. (toys and collectibles), 1st February 2003 to 31st December 2004

Prior to his 6 years with TOMY Company, Ltd, Mr. Mann was employed by RC2 Corporation as Managing Director -Europe and also Sales and Marketing Director-International. During this period of time he was active in the acquisition and integration of four European based companies.

None of the Designees is a director of, or holds any position with, the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Designees has any family relationship with any current director, executive officer or key employee of the Company.

CURRENT BOARD OF DIRECTORS

The Company Board currently consists of ten members, each serving a one year term that ends at the 2011 Annual Meeting of Stockholders, subject to their prior death, resignation or removal.

Director Qualifications

The following table provides information as of the date of this Information Statement about each current member of our Board of Directors. The information presented includes information each director has given us about his or her age, his or her principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. The Nominating and Corporate Governance Committee regularly evaluates the mix of experience, qualifications, attributes and skills of our directors using a matrix of areas that the Committee considers important for our business. In addition to the information presented below regarding each nominee’s specific experience, qualifications, attributes and skills that led our Nominating and Corporate Governance Committee to the conclusion that the nominee should serve as a director, our Nominating and Corporate Governance Committee also considered the qualifications and criteria described below under “Corporate Governance Matters — Director Nominations” with the objective of creating a complementary mix of directors.

Name, Principal Occupation for Past Five Years and Directorships	Age	Director Since

ROBERT E. DODS	62	1996
Mr. Dods has been a private investor since January 2003, and has served as Chairman of our Board of Directors since July 1998. The Chairman of the Board is not considered one of our officers or employees. Mr. Dods served as our Chief Executive Officer from July 1998 to January 2003. Mr. Dods co-founded Racing Champions, Inc., our predecessor, in 1989.

JOHN S. BAKALAR	63	1997
Mr. Bakalar has been a private investor since November 1997. From May 1993 to November 1997, Mr. Bakalar was President and Chief Operating Officer of Rand-McNally, Inc., a printing and publishing company.

JOHN J. VOSICKY	62	1997
Mr. Vosicky has been the Acting President of BFG Technologies Inc., a marketer and distributor of graphic cards, since June 2010. Mr. Vosicky was the Chief Financial Officer of BFG Technologies from August 2002 until June 2008 and the Executive Vice President of BFG Technologies from June 2008 to October 2009. Mr. Vosicky was also the President of JAJ Financial, a financial consultant, from 2001 to 2007. From November 1985 to July 5, 2001, Mr. Vosicky was Executive Vice President, Chief Financial Officer and a director of Comdisco Inc., a technology services company. On July 16, 2001, Comdisco, Inc. and 50 of its domestic U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois.

CURTIS W. STOELTING	51	2002
Mr. Stoelting has served as our Chief Executive Officer since January 2003. Mr. Stoelting was our Chief Operating Officer from October 2000 to January 2003. Mr. Stoelting is a director of Regal-Beloit Corporation, a global manufacturer of motion control and power generation products.

PAUL E. PURCELL	64	2002
Mr. Purcell has served as President and Chief Executive Officer of Robert W. Baird & Co. Incorporated, an investment banking and brokerage firm, since January 2000.

THOMAS M. COLLINGER	58	2003
Mr. Collinger has served as Associate Dean at The Medill Graduate School of Northwestern University since November 2005 and Chairman of the Integrated Marketing Communications Graduate Program since February 2007. Mr. Collinger has also been an Associate Professor, The Medill Graduate School of Northwestern University, since January 1998. Mr. Collinger has also served as President of the TC Group, a marketing consulting firm, since May 1998.

Name, Principal Occupation for Past Five Years and Directorships	Age	Director Since

MICHAEL J. MERRIMAN, JR	54	2004
Mr. Merriman has been an operating advisor to Resilience Capital Partners, LLC, a private equity firm, since July 2008. Mr. Merriman was a business consultant for Product Launch Ventures, LLC, a business consulting firm, from November 2007 until July 2008. Mr. Merriman served as a director and as the Chief Executive Officer and President of The Lamson & Sessions Co., a manufacturer and distributor of electrical, consumer, telecommunications and engineered plastic products, from November 2006 to November 2007. Mr. Merriman has been a director of American Greetings Corporation, a designer, manufacturer and seller of greeting cards and other social expression products, since November 2006 and was its Senior Vice President and Chief Financial Officer from September 2005 until November 2006. Mr. Merriman is a director of OMNOVA Solutions, Inc., a producer of specialty chemicals and decorative products, and Nordson Corporation, a manufacturer of equipment used for precision material dispensing, testing and inspection, surface preparation and curing.

LINDA A. HUETT	66	2007
Ms. Huett has been a private investor since January 2008. Ms. Huett was an independent advisor to Weight Watchers International, Inc., a global provider of weight management services and products, from January 2007 to December 2007. Ms. Huett was the President and a director of Weight Watchers International, Inc. from September 1999 until December 2000. Ms. Huett was the Chief Executive Officer, President and a director of Weight Watchers International, Inc. from December 2000 until December 2006. Ms. Huett is a director of ANN INC., a women’s specialty retailer of the ANN TAYLOR and LOFT brands.

PETER J. HENSELER	52	2007
Mr. Henseler has served as our President since October 2002. Mr. Henseler was our Executive Vice President — Sales and Marketing from March 1999 to October 2002. Mr. Henseler is a director of First Midwest Bancorp, Inc., a bank holding company.

JOAN K. CHOW	50	2010
Ms. Chow has served as Executive Vice President and Chief Marketing Officer of ConAgra Foods, Inc. since February 2007. Prior to joining ConAgra Foods, Inc., Ms. Chow served Sears Holding Corporation as Senior Vice President and Chief Marketing Officer, Sears Retail from July 2005 until January 2007 and as Vice President, Marketing Services from April 2005 until July 2005. From 2004 until April 2005, Ms. Chow served Sears, Roebuck and Co. as Vice President, Home Services Marketing.

EXECUTIVE OFFICERS

The following table sets forth the name, age, and principal occupation and employment during the past five years of the Company’s current executive officers who are not listed above as Directors:

Name	Age	Current Position	Other Positions

Peter A. Nicholson	47	Chief Financial Officer of the Company since November 2008. Secretary of the Company since February 2009.	President and owner of P. Aristo Nicholson Consulting, Inc., a consulting firm providing various financial reporting consulting services, from January 2005 to November 2008.
Helena Lo	51	Executive Vice President of the Company and Managing Director of RC2 (H.K.) Limited since April 2005.	Managing Director of RC2 (H.K.) Limited from October 2000 to April 2005.
Gregory J. Kilrea	47	Chief Operating Officer of the Company since April 2007.	Chief Operations Officer of the Company from October 2005 to April 2007. Senior Vice President-Planning and Corporate Development of the Company from April 2004 to October 2005. Chief Financial Officer of HA- LO Industries, Inc., a multi-national distributor of promotional products, from July 1996 to September 2002. On July 30, 2001, HA-LO Industries, Inc. filed a voluntary petition for relief under the United States Bankruptcy Court for the District of Delaware.

DIRECTOR MEETINGS AND COMMITTEES

Our Board of Directors held 14 meetings in 2010, and all of our incumbent directors attended at least 75% of the meetings of the Board and the committees of the Board of which they were a member.

Executive sessions, or meetings of outside (non-management) directors without management present, are held regularly for a general discussion of relevant subjects. In 2010, the outside directors met in executive session four times.

The committees of our Board of Directors consist of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The chart below identifies the members of each of these committees as of the date of this Information Statement, along with the number of meetings held by each committee during 2010:

Nominating and
Corporate
	Audit		Compensation		Governance

Number of Meetings	4		5		4
Name of Director:
John S. Bakalar			X		X
John J. Vosicky	X		X
Thomas M. Collinger					X	*
Michael J. Merriman, Jr.	X	*
Linda A. Huett			X	*
Joan K. Chow	X				X

X = committee member; * = committee chairperson

Audit Committee

The Audit Committee is responsible for assisting our Board of Directors with oversight of (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) our independent auditor’s qualifications and independence; and (4) the performance of our internal accounting function and independent auditors. Our Audit Committee has the direct authority and responsibility for the appointment, compensation, oversight, and, where appropriate, replacement of the independent auditors, and is an “audit committee” for purposes of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. We have placed a current copy of the charter of the Audit Committee on our web site located at www.rc2.com.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting our Board of Directors by (1) identifying individuals qualified to become members of our Board of Directors and its committees; (2) recommending guidelines and criteria to the Board of Directors to determine the qualifications of potential directors; (3) making recommendations to the Board of Directors concerning the size and composition of the Board and its committees; (4) recommending to our Board of Directors nominees for the annual meeting of stockholders; (5) developing and recommending to our Board of Directors a set of corporate governance principles applicable to our business; and (6) assisting our Board of Directors in assessing director performance and the effectiveness of our Board of Directors. We have placed a current copy of the charter of the Nominating and Corporate Governance Committee on our web site located at www.rc2.com.

Compensation Committee

The Compensation Committee (1) reviews and approves the goals and objectives relating to the compensation of our Chief Executive Officer and other executive officers, and determines the compensation of those executive officers, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation; (2) reviews and makes recommendations to our Board of Directors with respect to incentive compensation plans and equity-based plans; (3) administers the Company’s incentive compensation plans and equity-based plans in accordance with the responsibilities assigned to the Committee under any and all such plans; and (4) reviews and makes recommendations to our Board of Directors with respect to the compensation of our outside directors. The Compensation Committee also administers our 2005 Stock Incentive Plan, Racing Champions Ertl Corporation Stock Incentive Plan, Employee Stock Purchase Plan and 2008 Incentive Bonus Plan. We have placed a current copy of the charter of the Compensation Committee on our web site located at www.rc2.com.

CORPORATE GOVERNANCE MATTERS

Director Independence

Our Board of Directors has reviewed the independence of the members of the Board of Directors under the applicable standards of the NASDAQ Stock Market. Based on this review, the Board of Directors determined that each of the following members of the Board of Directors is independent under the NASDAQ listing standards:

(1)	John S. Bakalar	(5)	Linda A. Huett
(2)	Joan K. Chow	(6)	Michael J. Merriman, Jr.
(3)	Thomas M. Collinger	(7)	Paul E. Purcell
(4)	Robert E. Dods	(8)	John J. Vosicky

Based on such standards, Curtis W. Stoelting and Peter J. Henseler are the only directors who are not independent because Mr. Stoelting is our Chief Executive Officer and Mr. Henseler is our President.

Board Leadership Structure

We currently have different persons serving as our Chief Executive Officer and as Chairman of the Board of Directors. Robert E. Dods, Chairman of the Board of Directors, has not been employed by the Company since January 2003, and is an independent director under the applicable standards of the NASDAQ Stock Market.

The Board’s Role in Risk Oversight

The role of our Board of Directors in the Company’s risk oversight process includes receiving reports from members of our senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The Board has authorized the Audit Committee to oversee and periodically review the Company’s enterprise risk assessment and enterprise risk management policies.

Director Nominations

We have a standing Nominating and Corporate Governance Committee. Based on the review described under “Corporate Governance Matters — Director Independence,” our Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent under the applicable standards of the NASDAQ Stock Market.

The Nominating and Corporate Governance Committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a person or persons for consideration as a nominee for election to the Board of Directors must send a written notice by mail, c/o Secretary, RC2 Corporation, 1111 West 22nd Street, Oak Brook, Illinois 60523, that sets forth: (1) the name, address (business and residence), date of birth and principal occupation or employment (present and for the past five years) of each person whom the stockholder proposes to be considered as a nominee; (2) the number of shares of our Common Stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by each such proposed nominee; (3) any other information regarding such proposed nominee that would be required to be disclosed in a definitive proxy statement to stockholders prepared in connection with an election of directors pursuant to section 14(a) of the Securities Exchange Act of 1934; and (4) the name and address (business and residence) of the stockholder making the recommendation and the number of shares of our Common Stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by the stockholder making the recommendation.

We may require any proposed nominee to furnish additional information as may be reasonably required to determine the qualifications of such proposed nominee to serve as one of our directors. Stockholder recommendations will be considered only if received no less than 120 days nor more than 150 days before the anniversary of the date of the Proxy Statement was sent to stockholders in connection with the previous year’s annual meeting of stockholders.

The Nominating and Corporate Governance Committee will consider any nominee recommended by a stockholder in accordance with the preceding paragraph under the same criteria as any other potential nominee. The Nominating and Corporate Governance Committee believes that a nominee recommended for a position on our Board of Directors must have an appropriate mix of director characteristics, experience, diverse perspectives and skills. Qualifications of a prospective nominee that may be considered by the Nominating and Corporate Governance Committee include:

•	personal integrity and high ethical character;

•	professional excellence;

•	accountability and responsiveness;

•	absence of conflicts of interest;

•	fresh intellectual perspectives and ideas; and

•	relevant expertise and experience and the ability to offer advice and guidance to management based on that expertise and experience.

We do not have a formal policy for the consideration of diversity by the Nominating and Corporate Governance Committee in identifying nominees for director. Diversity is one of the factors the Nominating and Corporate Governance Committee may consider, and in this respect diversity may include race, gender, national origin or other characteristics.

Communications Between Stockholders and the Board of Directors

We have placed on our web site located at www.rc2.com a description of the procedures for stockholders to communicate with our Board of Directors, a description of our policy for our directors and nominee directors to attend our annual meeting of stockholders and the number of directors who attended last year’s annual meeting of stockholders.

Report of the Audit Committee

The Audit Committee is comprised of three members of our Board of Directors. Based on the review described under “Corporate Governance Matters — Director Independence,” our Board of Directors has determined that each member of our Audit Committee is independent as defined in the applicable standards of the NASDAQ Stock Market and the SEC.

The Audit Committee has:

•	reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2010, with our management and with our independent auditors;

•	discussed with our independent auditors the matters required to be discussed by SAS 61, “Communications with Audit Committees,” as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

•	received and discussed with our independent auditors the written disclosures and the letter from our independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the audit committee concerning independence.

Based on such review and discussions with management and the independent auditors, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, for filing with the SEC.

AUDIT COMMITTEE:
Michael J. Merriman, Jr. (Chairman)
John J. Vosicky
Joan K. Chow

Audit Committee Financial Experts

Our Board of Directors has determined that two of the members of our Audit Committee, Michael J. Merriman, Jr. and John J. Vosicky, qualify as “audit committee financial experts” as defined by the rules of the SEC based on their work experience and education.

SECURITY OWNERSHIP

The following table sets forth information regarding the beneficial ownership of shares of our common stock as of March 9, 2011, by (1) each director and named executive officer (as defined above), (2) all directors and executive officers as a group, and (3) each person or other entity known by us to beneficially own more than 5% of our outstanding common stock.

The following table is based on information supplied to us by the directors, officers and stockholders described above. We have determined beneficial ownership in accordance with the rules of the Commission. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared by spouses under applicable law. Shares of our common stock subject to options and stock-settled stock appreciation rights that are either currently exercisable or exercisable within 60 days of March 9, 2011, are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 21,659,048 shares outstanding as of March 9, 2011.

Unless otherwise indicated, the address for each person listed below is 1111 West 22nd Street, Oak Brook, Illinois 60523.

	Share of Common	Percent of Common
	Stock Beneficially	Stock Beneficially
Name	Owned	Owned

Principal Stockholders:
FMR LLC(1)	1,833,292	8.5%
BlackRock, Inc.(2)	1,815,014	8.4%
Wells Fargo & Company(3)	1,645,471	7.6%
Wellington Management Company, LLP(4)	1,590,120	7.3%
Royce & Associates(5)	1,292,962	6.0%
Directors and Executive Officers:
Robert E. Dods(6)	137,244	*
John S. Bakalar(7)	94,771	*
John J. Vosicky(8)	32,741	*
Curtis W. Stoelting(9)	632,507	2.9%
Paul E. Purcell(10)	61,790	*
Thomas M. Collinger(11)	20,465	*
Michael J. Merriman, Jr.(12)	18,794	*
Linda A. Huett	16,531	*
Joan K. Chow	4,100	*
Peter J. Henseler(13)	422,586	1.9%
Peter A. Nicholson(14)	95,683	*
Gregory J. Kilrea(15)	108,484	*
Helena Lo(16)	168,979	*
All directors and executive officers as a group (13 persons)(17)	1,814,675	8.1%

*	Denotes less than 1%.

(1)	FMR LLC filed a Schedule 13G dated June 9, 2010, as amended as of February 11, 2011, reporting that as of February 11, 2011, FMR LLC, a parent holding company, and Edward C. Johnson 3d, the chairman of FMR LLC, beneficially owned 1,833,292 shares of our common stock, with sole voting power over

273,009 shares and sole investment power over all 1,833,292 shares of our common stock. The address of FMR LLC is 82 Devonshire Street, Boston, MA 02109.

(2)	BlackRock, Inc. (“BlackRock”) filed a Schedule 13G dated January 20, 2010, as amended as of January 21, 2011, reporting that as of January 21, 2011, BlackRock beneficially owned 1,815,014 shares of our common stock with sole voting power and sole investment power over all such shares of our common stock. BlackRock’s address is 40 East 52nd Street, New York, New York 10022.

(3)	Wells Fargo & Company filed a Schedule 13G dated January 28, 2009, as amended as of January 29, 2010 and as of January 14, 2011, reporting that as of January 14, 2011, it (on behalf of its subsidiaries) beneficially owned 1,645,471 shares of our common stock, with sole voting power over 1,066,439 shares, sole investment power over 1,517,739 shares and shared investment power over 4,700 shares. Wells Fargo & Company’s address is 420 Montgomery Street, San Francisco, California 94104.

(4)	Wellington Management Company, LLP filed a Schedule 13G dated August 10, 2009, as amended as of February 12, 2010, as of December 10, 2010 and as of February 14, 2011, reporting that as of February 14, 2011, Wellington Management Company beneficially owned 1,590,120 shares of our common stock, with shared voting power over 1,248,093 shares and shared investment power over all 1,590,120 shares of our common stock. Wellington Management Company’s address is 280 Congress Street, Boston, MA 02210.

(5)	Royce & Associates, LLC filed a Schedule 13G dated February 5, 2004, as amended as of February 2, 2005, as of January 31, 2006, as of January 24, 2007, as of January 30, 2008, as of January 30, 2009, as of January 26, 2010, and as of January 19, 2011, reporting that as of January 19, 2011, Royce & Associates beneficially owned 1,292,962 shares of our common stock, with sole voting and investment power over all such shares of our common stock. Royce & Associates’ address is 745 Fifth Avenue, New York, New York 10151.

(6)	Represents 118,450 shares of our common stock held by a trust for which Mr. Dods serves as trustee, 16,879 shares of our common stock owned directly by Mr. Dods and 1,915 shares of our common stock subject to stock options.

(7)	Includes 29,892 shares of our common stock subject to stock options.

(8)	Includes 10,862 shares of our common stock subject to stock options.

(9)	Represents (a) 120,725 shares of our common stock held by a revocable trust for which Mr. Stoelting serves as trustee, (b) 17,000 shares of our common stock held by a revocable trust for which Mr. Stoelting’s spouse serves as trustee, (c) 12,000 shares held in three separate trusts for the benefit of Mr. Stoelting’s children, (d) 338,300 shares of our common stock subject to stock options, (e) 10,379 shares of our common stock purchased pursuant to our Employee Stock Purchase Plan and (f) 134,103 shares of our common stock subject to stock-settled stock appreciation rights calculated using the March 9, 2011 closing price of our common stock.

(10)	Includes 9,911 shares of our common stock subject to stock options.

(11)	Includes 3,586 shares of our common stock subject to stock options.

(12)	Includes 1,915 shares of our common stock subject to stock options.

(13)	Includes 263,300 shares of our common stock subject to stock options and 134,103 shares of our common stock subject to stock-settled stock appreciation rights calculated using the March 9, 2011 closing price of our common stock.

(14)	Includes (a) 24,000 shares of our common stock subject to stock options, (b) 2,811 shares of our common stock purchased pursuant to our Employee Stock Purchase Plan and (c) 66,372 shares of our common stock subject to stock-settled stock appreciation rights calculated using the March 9, 2011 closing price of our common stock.

(15)	Represents (a) 73,400 shares of our common stock subject to stock options, (b) 506 shares of our common stock purchased pursuant to our Employee Stock Purchase Plan and (c) 34,578 shares of our common stock subject to stock-settled stock appreciation rights calculated using the March 9, 2011 closing price of our common stock.

(16)	Represents 111,750 shares of our common stock subject to stock options and 57,229 shares of our common stock subject to stock-settled stock appreciation rights calculated using the March 9, 2011 closing price of our common stock.

(17)	Includes (a) 118,450 shares of our common stock held by a trust for which Mr. Dods serves as trustee, (b) 13,696 shares of our common stock purchased under our Employee Stock Purchase Plan, (c) 123,725 shares of our common stock held by a revocable trust for which Mr. Stoelting serves as trustee, (d) 17,000 shares of our common stock held by a revocable trust for which Mr. Stoelting’ s spouse serves as trustee, (e) 9,000 shares held in three separate trusts for the benefit of Mr. Stoelting’s children, (f) 868,831 shares of our common stock subject to stock options and (g) 426,385 shares of our common stock subject to stock-settled stock appreciation rights calculated using the March 9, 2011 closing price of our common stock.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis addresses our compensation policies and decisions for 2010 and the first part of 2011 prior to the date of this Information Statement for the five current executive officers listed below in the Summary Compensation Table. Throughout this Information Statement, we refer to these five persons as our “named executive officers.”

Our Compensation Objectives

The objectives of the Compensation Committee in establishing compensation arrangements for our named executive officers are to:

•	attract and retain key executives who are important to our continued success through competitive compensation arrangements;

•	provide strong financial incentives, at a reasonable cost to our stockholders, for performance that creates value for our stockholders by generating returns in excess of our cost of capital; and

•	link compensation to long-term corporate performance through equity-based awards that reward executives for both gains in our stock price and meeting long-term EBITDA growth goals.

We believe we have designed and implemented a compensation program to achieve those objectives based on the following:

•	Our compensation program is clear and straightforward. Nearly all of the current compensation to our named executive officers is based on only three components: base salary, annual cash incentives and long-term equity grants. We do not currently provide our named executive officers with any supplemental executive retirement plan (SERP) or similar benefits, and our named executive officers receive a modest level of perquisites or other benefits that are not available to all of our employees. “All Other Compensation” reported in the Summary Compensation Table constituted only 1.0% of total targeted compensation for our named executive officers in 2010.

•	Each named executive officer receives a base salary which we believe is competitive and fair, but also relatively modest in comparison to potential compensation that is based on our performance. These base salaries were set at median levels of base salaries derived from a study of a peer group of companies identified by the Compensation Committee’s independent compensation consultant. See “Peer Group Benchmarking” below for more information.

•	A significant portion of total compensation for our named executive officers is contingent on performance. Specifically for 2010, over 85% of our Chief Executive Officer’s total targeted compensation was performance-based and over 83% of all of our named executive officers’ total targeted compensation was performance-based, of which (a) 48% of our Chief Executive Officer’s and 49% of all of our named executive officers’ targeted compensation consisted of performance-based annual cash incentives and performance-based restricted stock units, and (b) the other 37% of our Chief Executive Officer’s and 34% of all of our named executive officers’ targeted compensation consisted of stock appreciation rights.

•	The annual cash incentives are dependent on our reaching specific company-wide financial performance objectives, primarily rewarding management only after creating value for our stockholders by generating returns in excess our cost of capital. Performance-based restricted stock units issued in 2010 are earned only upon reaching a three year cumulative EBITDA growth goal for 2010 through 2012. The stock-settled stock appreciation rights vest over several years and result in value to our executives only after appreciation in our stock price has been attained.

CEO 2010 Targeted Compensation Distribution

Named Executive Officers’ 2010 Targeted Compensation Distribution

•	Our named executive officers’ cash compensation arrangements are weighted towards performance-based annual cash incentives. Specifically for 2010, 69% of our Chief Executive Officer’s total targeted cash compensation was performance-based and 67% of all of our named executive officers’ total targeted cash compensation was performance-based. Our Incentive Bonus Plan provides for annual payouts based on achieving objective financial criteria, with payouts for 2010 under one component of the plan conditioned on creating value for stockholders by generating returns in excess of our cost of capital and payouts for 2010 under the other component of the plan conditioned on reaching a net sales target.

•	As a result of weighting our named executive officers’ cash compensation towards performance-based incentives, our cash compensation arrangements result in total cash compensation below the median level of our peer group when the targeted performance has not been met. In 2008, the thresholds for the annual cash incentives were not met, resulting in below median total cash compensation. In 2009, the threshold relating to a portion of our Incentive Bonus Plan was exceeded, resulting in total cash compensation above the median but below the 75th percentile of our peer group. In 2010, although the threshold relating to a portion of our Incentive Bonus Plan was exceeded, 2010 total cash compensation was below the median of our peer group. Median and 75th percentile of total cash compensation are based on the 2007 study of our peer group by the Compensation Committee’s independent compensation consultant. See “Peer Group Benchmarking” below for more information regarding our peer group.

CEO 2008 to 2010 Total Cash Compensation
(in 000’s)

Actions taken by the Compensation Committee in 2010

In 2009, the Compensation Committee engaged Deloitte Consulting LLP (“Deloitte”), an independent compensation consultant, to assist with a review and redesign of our 2005 Stock Incentive Plan and our long-term equity incentive program for our named executive officers. Following this review and redesign, the Compensation Committee took the following steps in 2010:

•	provided that one-third of the 2010 long-term equity incentive grant would be performance-based restricted stock units which will be earned only if a three year cumulative EBITDA growth goal is reached, with discretion available to the Compensation Committee to reduce or eliminate the number of restricted stock units earned if return on invested capital is below an acceptable level;

•	provided that the other two-thirds of the long-term equity incentive grant would be in the form of stock appreciation rights (also referred to as SARs) that will vest over a period of three years, a portion of which were cash-settled SARs that will not cause any dilution;

•	adopted a commitment that the Company’s average annual burn rate for the three years ended December 31, 2012 will not exceed 3.2% (see definition and calculation of burn rate below);

•	adopted a guideline beginning in 2010 for overhang below 15% (see definition and calculation of overhang below);

•	modified the individual equity award limit, so that any shares of restricted stock or restricted stock units awarded to an individual is counted as 1.5 times the number of shares subject to the award, effectively providing a lower annual limit for awards of restricted stock and restricted stock units than previously allowed in the 2005 Stock Incentive Plan for options and stock appreciation rights;

•	set a minimum performance period for performance-based restricted stock and restricted stock units of one year and a minimum vesting period for time vesting restricted stock and restricted stock units of three years (provided that the restrictions may lapse in installments during such vesting period); and

•	established stock ownership guidelines for our named executive officers and members of the Board. See “Stock Ownership Guidelines” below.

Our Compensation Process

Compensation for our named executive officers is evaluated and determined by the Compensation Committee of our Board of Directors. Our Compensation Committee consists of three independent directors under the applicable standards of the NASDAQ Stock Market. Linda A. Huett is the Chairperson of our Compensation Committee and the other members of the Compensation Committee are John S. Bakalar and John J. Vosicky. Additional information regarding our Compensation Committee is disclosed under “Directors Meetings and Committees — Compensation Committee” above.

Many key compensation decisions are made during the first quarter of the year as the Compensation Committee meets to review performance for the prior year under our cash incentive plans, determine awards under our 2005 Stock Incentive Plan and set compensation targets and objectives for the coming year. However, our Compensation Committee also views compensation as an ongoing process, and meets regularly throughout the year for purposes of planning and evaluation. The Compensation Committee held five formal meetings during 2010 and one formal meeting in March 2011 to review performance for 2010. The Compensation Committee regularly holds executive sessions (without management present).

Our management plays a significant role in assisting the Compensation Committee in its oversight and determination of compensation. Management’s role includes assisting the Compensation Committee with evaluating employee performance, assisting with establishing business performance targets and objectives, recommending equity compensation grants for non-executive management, and providing financial data on our performance and reports on attainment of performance objectives, together with other information requested by the Compensation Committee. Our Chief Executive Officer also makes recommendations to the Compensation Committee regarding RC2’s overall compensation policies and plans. Members of management who were present during Compensation Committee meetings in 2010 and 2011 included the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. The Compensation Committee makes all final determinations regarding the compensation of the named executive officers without any of the named executive officers being present.

The Compensation Committee’s charter authorizes the Committee to engage any compensation consultants and other advisors as the Committee may deem appropriate, and requires that we provide the Committee with adequate funding to engage any such advisers. Capital H Group, an independent compensation consultant, was engaged by the Compensation Committee to assist in conducting comprehensive reviews of our compensation programs and plans for our named executive officers in both 2004 and 2007. Capital H Group’s 2007 review of our compensation policies and programs focused on an analysis of the compensation paid to the top five executive officers of a peer group of 27 companies selected based on similar performance characteristics, including historical financial performance and market capitalization, as compared to RC2. We refer to these companies as the “peer group” in this Information Statement, and list the companies in the peer group under “Peer Group Benchmarking” below. The results of this review are reflected in the employment agreements with our named executive officers and are reflected in the compensation disclosed in the Summary Compensation Table below.

In 2009, the Compensation Committee engaged Deloitte to assist in the review and redesign of our 2005 Stock Incentive Plan and our long-term equity incentive program for our named executive officers. Deloitte’s assistance included advice regarding equity compensation trends and practices for similarly-sized companies. Deloitte had fees of $117,931 for its executive compensation advice and other services to the Compensation Committee in 2010. An affiliate of Deloitte had fees of $328,382 for tax advisory services to RC2 in 2010.

Peer Group Benchmarking

In 2007, Capital H Group surveyed the executive compensation of 27 companies in a peer group. These companies had characteristics similar to RC2 such as historical financial performance and market capitalization, which the Compensation Committee believes make them comparable to RC2 for purposes of executive compensation benchmarking. The 27 companies in the peer group are listed below:

• Amcol International Corp.	• Jackson Hewitt Tax Service
• Amsurg Corp.	• Jakks Pacific Inc.
• Avatar Holdings Inc.	• Korn/Ferry International
• Cascade Corp.	• Kronos Inc.
• Cash America International Inc.	• K-V Pharmaceutical Company
• Cognex Corp.	• McGrath Rentcorp.
• Comstock Resources Inc.	• MKS Instruments Inc.
• Comtech Telecommunications	• Navigant Consulting Inc.
• Digital Insight Corporation	• Orthofix International NV
• Digitas Inc.	• Penn Virginia Corp.
• DSP Group Inc.	• Petroleum Development Corp.
• Energy Partners Ltd.	• Premiere Global Services Inc.
• FTI Consulting Inc.	• Progress Software Corp.
• Genesee & Wyoming Inc.

In setting compensation levels based on the benchmarking, RC2 continued its past practice of setting the same compensation levels for its Chief Executive Officer and President, which were based on the average of the compensation levels for the Chief Executive Officer and the President/Chief Operating Officer of the companies in the peer group. Similarly, RC2 also set the same compensation levels for the Managing Director of RC2 (H.K.)

Limited and the Chief Operating Officer based on the average of the compensation levels for the third and fourth highest paid executive officers of the companies in the peer group. The compensation level for RC2’s Chief Financial Officer was based on the compensation levels for the Chief Financial Officer of the companies in the peer group.

Components of 2010 Executive Compensation

Base Salary.  In determining a named executive officer’s base salary, the Compensation Committee considers the named executive officer’s qualifications and experience, the named executive officer’s responsibilities, the named executive officer’s past performance, the named executive officer’s goals and objectives, and salary levels for comparable positions at peer group companies and other similarly sized companies. The Compensation Committee considers past performance by a named executive officer based on an annual performance review which considers, among other things, organization and strategy, communications, new opportunities, and planning and compliance.

Base salaries for our named executive officers other than Mr. Nicholson have been set at median levels of base salaries derived from a report prepared by the Compensation Committee’s independent compensation consultant in 2007 (see “Peer Group Benchmarking” above), while the base salary for Mr. Nicholson was set at slightly below the median level. These base salaries were reflected in employment agreements entered into with each of our named executive officers on April 1, 2008, other than Mr. Nicholson, who entered into an employment agreement when he was appointed as our Chief Financial Officer on November 5, 2008 (collectively, the “Existing Employment Agreements”).

Under the terms of their Existing Employment Agreements, we are required to review each named executive officer’s base salary annually and increase the base salary on each April 1 by at least the greater of 4% or the most recently published increase in the Consumer Price Index. In light of the challenging economic conditions, the named executive officers’ April 1, 2009 contractual base salary increases of 4% (totaling $72,000) were converted into a performance-based cash incentive which was subsequently earned. This modification did not impact the annual base salary increase for April 1, 2010, which resulted in new annual base salary levels effective as of April 1, 2010 of $486,720 for Mr. Stoelting, $486,720 for Mr. Henseler, $324,480 for Mr. Nicholson, $324,480 for Ms. Lo and $324,480 for Mr. Kilrea.

Annual Cash Incentives.  Our named executive officers and other full-time employees are eligible to receive annual cash incentives under our Incentive Bonus Plan. Our stockholders approved this plan at the 2008 Annual Meeting of Stockholders. Our Incentive Bonus Plan is administered by our Compensation Committee.

Under our Incentive Bonus Plan, eligible participants, including our named executive officers, are entitled to receive awards based upon the attainment and certification of performance goals established by our Compensation Committee over the applicable performance period. Our Compensation Committee may provide that attainment of a performance goal shall be measured by adjusting results to eliminate the effects of charges for restructurings, discontinued operations, acquisitions, extraordinary items and other unusual or non-recurring items, as well as the cumulative effect of accounting changes.

Attainment of 100% of the 2010 performance goals under our Incentive Bonus Plan would result in payouts to Mr. Stoelting and Mr. Henseler equal to 2.25 times their base salaries, to Ms. Lo and Mr. Kilrea equal to 1.75 times their base salaries and to Mr. Nicholson equal to 1.70 times his base salary.

For 2010, 72% of the named executive officers’ performance goals under our Incentive Bonus Plan were based on achieving targeted levels of Pre-Bonus EBITDA (earnings before interest, taxes, depreciation and amortization adjusted for acquisitions, for non-recurring items and to exclude compensation expense for equity awards), minus our cost of invested capital, which we refer to in this Information Statement as “Capital Adjusted EBITDA.” We needed to achieve Capital Adjusted EBITDA of at least $13,756,000 in order for the named executive officers to receive a payout for 2010, with 100% of the target incentive paid if Capital Adjusted EBITDA was $28,930,000. Our actual 2010 Capital Adjusted EBITDA was $14,929,000, resulting in total cash incentives earned by our named executive officers of $694,783.

The other 28% of the performance goals under the Incentive Bonus Plan were based on achieving targeted levels of net sales. We needed to achieve 2010 net sales of at least $450 million for the named executive officers to earn a 100% payout. If 2010 net sales were less than $450 million but greater than $430 million, a portion of this cash incentive would be earned. Our net sales of $427.3 million for 2010 did not result in our named executive officers earning a cash incentive related to this portion of the Incentive Bonus Plan.

Discretionary Bonus.  While we have principally relied on our formula-based cash incentive plans, our named executive officers are eligible to receive discretionary cash bonuses awarded by our Compensation Committee. These discretionary bonuses allow us to recognize extraordinary performance by our named executive officers and to have the flexibility to maintain competitive compensation when needed. When determining whether to grant a discretionary bonus to a named executive officer, the Compensation Committee reviews performance for the prior fiscal year and considers specific performance metrics for RC2 for the fiscal year, such as stock performance or financial performance in key areas outside of the performance measures used for formula cash incentives, and other specific achievements during the fiscal year such as completed acquisitions or other significant strategic transactions or initiatives. No discretionary bonuses were awarded to our named executive officers for 2008, 2009 or 2010.

Long-Term Equity Based Compensation.  We believe that equity compensation is an effective means of aligning the long-term interests of our employees, including our named executive officers, with our stockholders. Our 2005 Stock Incentive Plan authorizes the Compensation Committee to issue stock options, stock appreciation rights, restricted stock and restricted stock units.

All of our named executive officers have long-term equity compensation targets set based on peer group benchmarks (See “Peer Group Benchmarking”), with targeted equity compensation value levels at the 75th percentile of the peer group.

On February 23, 2010, the Compensation Committee approved a new equity compensation program for our named executive officers, which was approved by stockholders at our 2010 Annual Meeting of Stockholders held on May 6, 2010, resulting in an amendment to our 2005 Stock Incentive Plan. Under this program, the median targeted value on the previous peer group benchmarking would be issued in the form of stock appreciation rights and the remaining value would be issued in the form of performance-based restricted stock units. As a result, in 2010, our named executive officers will receive equity compensation targeted at the 75th percentile of our previous peer group benchmarking only upon reaching the three year cumulative EBITDA growth goal for 2010 through 2012 that would result in 100% vesting of the 2010 performance-based restricted stock unit grants.

Pursuant to this new equity compensation program, on February 24, 2010, we made grants of stock-settled stock appreciation rights under our 2005 Stock Incentive Plan of 53,616 shares to Mr. Nicholson, 39,830 shares to Ms. Lo and 39,830 shares to Mr. Kilrea and grants of cash-settled stock appreciation rights under our 2005 Stock Incentive Plan of 16,384 shares to Mr. Nicholson, 12,170 shares to Ms. Lo and 12,170 shares to Mr. Kilrea. All of these stock appreciation rights have an exercise price of $14.90 per share, a ten-year term and vest 33 1/3% per year on the anniversary of the date of grant over the first three years of the term of the stock appreciation right. These stock appreciation rights will only have value to the named executive officers if our stock price increases after the date of grant. The stock appreciation rights had a grant date fair value per stock appreciation right of approximately $8.55 as determined pursuant to the Compensation — Stock Compensation Topic of the FASB Accounting Standards Codification. These grants equal approximately two-thirds of the targeted value to Mr. Nicholson, Ms. Lo and Mr. Kilrea.

After these grants of stock appreciation rights made on February 24, 2010, sufficient shares were not available under the 2005 Stock Incentive Plan to make full grants of stock-settled stock appreciation rights to Mr. Stoelting or Mr. Henseler equal to the median targeted values based on the peer group benchmarking. As such, these stock appreciation rights could not be issued until after approval on the amendment to the 2005 Stock Incentive Plan, which was received at the 2010 Annual Meeting of Stockholders. As a result, on May 6, 2010, we made grants of stock-settled stock appreciation rights under our 2005 Stock Incentive Plan of 113,362 shares each to Mr. Stoelting and Mr. Henseler and cash-settled stock appreciation rights for 34,638 shares each to Mr. Stoelting and Mr. Henseler. These stock appreciation rights vest 33 1/3% per year on each of February 24, 2011, 2012 and 2013, and have an exercise price equal of $18.29. The stock appreciation rights had a grant date fair value per stock appreciation right of approximately $10.43 as determined pursuant to the Compensation — Stock Compensation Topic of the FASB Accounting Standards Codification. Based on the fair value as of February 24, 2010, these grants equaled approximately two-thirds of the targeted value to Mr. Stoelting and Mr. Henseler.

2010 Stock Appreciation Right Grants

		Fair Value
Name	Targeted Value	as of 2/24/10(1)

Curtis W. Stoelting	$1,333,333	$1,265,992
Peter J. Henseler	$1,333,333	$1,265,992
Peter A. Nicholson	$633,333	$598,780
Helena Lo	$466,667	$444,808
Gregory J. Kilrea	$466,667	$444,808

(1)	The fair value of the stock appreciation rights is determined under the Black-Scholes option-pricing model as of February 24, 2010 with the following assumptions: weighted average expected life: 6 years; weighted average risk-free rate of return: 2.66%; weighted average expected volatility: 60%; and weighted average dividend yield: none. The grant date for Mr. Nicholson, Ms. Lo and Mr. Kilrea was February 24, 2010. For Mr. Stoelting and Mr. Henseler, the size of their awards was determined based on a fair value calculation as of February 24, 2010, but because sufficient shares were not available under the 2005 Stock Incentive Plan to make full grants to them on February 24, 2010, the grant date for their awards was delayed until after the Company’s stockholders approved an amendment to the 2005 Stock Incentive Plan on May 6, 2010.

On February 24, 2010, we also granted performance-based restricted stock units equal to approximately one-third of the targeted value to our named executive officers. These grants were contingent until the approval of the amendment to the 2005 Stock Incentive Plan by our stockholders, which occurred at the 2010 Annual Meeting of Stockholders held on May 6, 2010.

The following table sets forth the maximum number of performance-based restricted stock units which may be earned under the awards and the grant date dollar value of the maximum number of restricted stock units which may be earned under the awards to our named executive officers under the 2005 Stock Incentive Plan.

2010 Performance-Based Restricted Stock Unit Grants

	Maximum Performance-Based	Grant Date Dollar Value of
Name	Restricted Stock Units	Maximum Restricted Stock Units(1)

Curtis W. Stoelting	44,000	$655,600
Peter J. Henseler	44,000	$655,600
Peter A. Nicholson	21,000	$312,900
Helena Lo	15,500	$230,950
Gregory J. Kilrea	15,500	$230,950

(1)	The grant date dollar value of the maximum restricted stock units is calculated based on $14.90 per share, the closing price of our Common Stock on February 24, 2010. As these awards were granted on February 24, 2010 contingent on stockholder approval of the amendment to the 2005 Stock Incentive Plan at the 2010 Annual Meeting of Stockholders on May 6, 2010, the grant date for purposes of the Compensation — Stock Compensation Topic of the FASB Accounting Standards Codification was May 6, 2010.

The named executive officers will only earn these restricted stock units if performance goals are achieved by RC2. The performance goals require compounded annual growth in RC2’s EBITDA (earnings before interest, taxes, depreciation and amortization adjusted for acquisitions, for non-recurring items and to exclude compensation expense for equity awards) over a three year period ending December 31, 2012, to exceed a minimum threshold of at least 3% with the full grant earned if compounded annual growth is equal to or greater than 8%. Growth is measured from a base level of EBITDA for 2009. If the minimum threshold is not achieved, the named executive officers will not earn any of the restricted stock units. If the minimum threshold amount of cumulative three-year EBITDA for this period is achieved, then 37.5% of the restricted stock units in the table above are earned. If cumulative three-year EBITDA exceeds the minimum threshold, additional restricted stock units will be earned above 37.5% on a pro-rata basis up to the maximum number of restricted stock units shown in the table above.

Regardless of the level of EBITDA achieved, the Compensation Committee has the discretion to reduce the restricted stock units earned if RC2’s pre-tax return on invested capital does not meet an acceptable level during the three year period ending December 31, 2012. For this purpose, pre-tax return on invested capital will equal average EBITDA over the three years ending December 31, 2012, divided by average total invested assets as of December 31, 2009, 2010, 2011 and 2012.

Each restricted stock unit earned will entitle a named executive officer to receive one share of Common Stock in 2013, subject to the right of the named executive officers to defer receipt of all or a portion of the shares earned for a period of up to ten years.

The Existing Employment Agreements for each of the named executive officers provide for the full vesting of all share-based grants, including restricted stock units, held by these named executive officers upon the occurrence of a change of control (as well as upon death or disability).

The following table illustrates the calculation of our burn rate for awards granted in 2010. Burn rate for this purpose is defined as the total shares underlying all stock-settled awards granted under the 2005 Stock Incentive Plan during the period divided by the weighted average common shares outstanding for the period. Grants of restricted stock and restricted stock units (“full value awards”) will be multiplied by 1.5 for purposes of determining burn rate. Performance-based awards will be included in burn rate during the year in which the Compensation Committee determines whether the applicable performance goals have been achieved and the number of shares earned.

2010 Burn Rate Calculation

Type of Award	Shares

Stock-settled SARs	360,000	(1)
Director restricted stock grants	49,200	(2)

Total	409,200
Shares outstanding	21,564,294	(3)
Burn rate	1.9%

(1)	Represents stock-settled SARs granted to Mr. Nicholson, Ms. Lo and Mr. Kilrea, on February 24, 2010 and stock-settled SARs granted to Mr. Stoelting and Mr. Henseler on May 6, 2010.

(2)	Represents restricted stock granted to each outside director totaling 32,800 shares multiplied by 1.5.

(3)	Represents the weighted average number of shares outstanding during the year.

Potential dilution (“overhang”) from outstanding grants and shares available for future grant under RC2’s stock incentive plans as of March 9, 2011 was approximately 14.0%. We have adopted a guideline to our stockholders that beginning in 2010 our overhang will be below 15% for the remaining term of the 2005 Stock Incentive Plan. Overhang is defined as the sum of (i) the total number of shares underlying all stock-settled awards granted and (ii) the total number of shares available for future award grants, divided by the sum of (iii) the total shares underlying all stock-settled awards granted, (iv) the total number of shares available for future award grants and (v) the total number of shares of Common Stock outstanding as of March 9, 2011. Overhang does not include awards under plans assumed in acquisitions and shares under our tax-qualified Employee Stock Purchase Plan.

Perquisites and Other Compensation.  Our named executive officers participate in other benefit plans generally available to all employees on the same terms as similarly situated employees, including participation in medical, health, dental, disability, life insurance and 401(k) plans. In addition, each of Mr. Stoelting, Mr. Henseler, Mr. Nicholson, Ms. Lo and Mr. Kilrea receives an auto allowance of $750 per month in connection with the lease or ownership of an automobile and at least $2,000,000 of life insurance coverage and disability coverage up to 75% of base salary, provided that we are not required to pay premiums in excess of $20,000 in any year for such insurance coverage for any single named executive officer. Additionally, Ms. Lo was provided a company-paid country club membership. These benefits are included in the Summary Compensation Table in the “All Other Compensation” column.

Components of 2011 Executive Compensation

The Compensation Committee had planned to undertake a review of the compensation of our named executive officers prior to the scheduled expiration of their Existing Employment Agreements on March 31, 2011. However, given the pending negotiations with Parent relating to the Merger Agreement, the Compensation Committee deferred this review. In addition, on March 10, 2011, concurrently with the execution of the Merger Agreement, the Company entered into amendments to the Existing Employment Agreements (the “Employment Agreement Amendments”) with each of the named executive officers. The Employment

Agreement Amendments extend the expected completion date of the executive officers’ Existing Employment Agreements from March 31, 2011 to September 30, 2011, and extend the date for the 2011 issuance of equity awards and the 2011 annual base salary increases to the later of (1) June 30, 2011 or (2) 10 days after the termination of the Merger Agreement in accordance with its terms.

On March 10, 2011, concurrently with the execution of the Merger Agreement, the Company and Parent (solely with respect to certain provisions thereof) entered into employment agreements (the “New Employment Agreements”) with each of the Company’s named executive officers. The New Employment Agreements, which would become effective only upon the consummation of the Offer, would amend, restate and replace in their entirety the executive officers’ Existing Employment Agreements with the Company, including the Employment Agreement Amendments. Further information relating to the New Employment Agreements and the other compensation of the Company’s executive officers in connection with the Offer and the Merger is disclosed in the Schedule 14D-9 and exhibits to the Schedule 14-9.

Base Salary.  Pursuant to the Employment Agreement Amendments, the named executive officers’ annual base salary increases scheduled for April 1, 2011 have been deferred until the later of (1) June 30, 2011 or (2) 10 days after the termination of the Merger Agreement in accordance with its terms.

Annual Cash Incentives.  The Compensation Committee has selected performance goals and target cash incentive amounts for 2011 under our Incentive Bonus Plan. For 2011, 100% of our performance goals under our Incentive Bonus Plan for our named executive officers is based on Capital Adjusted EBITDA, which will generally operate consistently with the incentives for 2010.

Long-Term Equity Based Compensation.  Pursuant to the Employment Agreement Amendments, the named executive officers’ annual grants of equity awards scheduled to be made no later than February 28, 2011 have been deferred until the later of (1) June 30, 2011 or (2) 10 days after the termination of the Merger Agreement in accordance with its terms.

Stock Ownership Guidelines

In 2010, we adopted stock ownership guidelines to reinforce the importance of stock ownership for our executive officers and directors. These guidelines are intended to further align the long-term interests of our executive officers and directors with the interests of our stockholders, and to further focus our executive officers and directors on the long-term success of RC2. Compliance with the stock ownership guidelines are measured on December 31 of each year. The minimum ownership under the guidelines are as follows:

Position	Ownership Guidelines

Chief Executive Officer	3 times three year average base salary
Other Executive Officers	2 times three year average base salary
Outside Directors	2 times three year average cash retainer

For purposes of the guidelines, shares will be valued at the greater of (1) the average closing price of our Common Stock over the 200 trading days preceding the applicable compliance date or (2) the cost to acquire the shares. Stock options and stock appreciation rights (whether or not vested) will be counted towards the minimum ownership based on the excess of the exercise price over the average closing price of our Common Stock over the 200 trading days preceding the applicable compliance date. Shares subject to vested restricted stock units, including performance-based restricted stock units earned through the required performance, will also count towards the minimum ownership under the guidelines. If executive officers or directors are not in compliance with these ownership guidelines within four years of their appointment or the effectiveness of this guideline, they may not receive future long-term incentive awards during any such period of non-compliance.

Change of Control and Severance Benefits

As noted above, we have entered into the Existing Employment Agreement effective April 1, 2008, with each of our named executive officers, other than Mr. Nicholson. We entered into an Existing Employment Agreement with Mr. Nicholson effective November 5, 2008. These Existing Employment Agreements set forth the terms and conditions for employment of the named executive officers, and include severance benefits, change in control benefits, and noncompetition and confidentiality covenants restricting the executive’s activities both during and for a period of time after employment. These Existing Employment Agreements are summarized in more detail under “Employment Agreements” and “Post-Employment Compensation.”

These Existing Employment Agreements with our named executive officers provide for continuation of salary, a payment based on prior cash incentive awards or target cash incentive amounts and medical, dental and health coverage benefits for a period after termination of employment by us other than for cause (as defined in the Existing Employment Agreements) or by the named executive officer for good reason (as defined in the Existing Employment Agreements), or if we fail to renew the Existing Employment Agreement at the end of its term other than for cause. If such a termination of employment occurs after the occurrence of or in contemplation of a change of control (as defined in the Existing Employment Agreements), the named executive officer will receive increased benefits. The terms of these arrangements and the amount of benefits available to the named executive officers are described below under “Post-Employment Compensation.”

These Existing Employment Agreements with our named executive officers also provide for the full vesting of all share-based grants held by these named executive officers upon the occurrence of a change of control (as well as upon death or disability). The performance-based restricted stock units granted to our named executive officers in 2010 will automatically be earned in full upon a change of control. Under our 2005 Stock Incentive Plan, the Board of Directors or the Compensation Committee has the discretion to accelerate the vesting of other stock options held by other option recipients upon a change of control. In addition, the named executive officer has up to twelve months after termination other than by us for cause to exercise any vested stock options or stock appreciation rights previously granted to the named executive officer.

We believe that these severance benefits are important as a recruiting and retention device and represent reasonable consideration in exchange for the noncompetition, confidentiality and other restrictions applicable to the named executive officers under the Existing Employment Agreements. Although the Compensation Committee did not review severance data in the compensation surveys used to benchmark other components of executive compensation, the severance benefits of our named executive officers were set at a level that the members of the Compensation Committee believed, based on their experience and industry knowledge, is competitive to support our objective of retention. In addition, the provision of ordinary severance equal to two years of continued base salary relates to the two year non-competition period in the Existing Employment Agreements with our named executive officers. The Compensation Committee also believes that enhanced severance benefits are needed in connection with a change of control to provide a competitive level of compensation and to address the greater level of uncertainty to the named executive officers in connection with a potential change of control. The severance benefits did not influence the Compensation Committee’s decision regarding other compensation elements, which were set based on the compensation surveys as described above under “Peer Group Benchmarking.”

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public corporation for non-performance-based compensation over $1,000,000 paid for any fiscal year to each of the individuals who were, at the end of the fiscal year, the corporation’s chief executive officer and the three other most highly compensated executive officers other than the chief financial officer. Through the end of 2010, we do not believe that any of the compensation paid to our executive officers exceeded the limit on deductibility in Section 162(m). Our Incentive Bonus Plan and our 2005 Stock Incentive Plan are intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Internal Revenue Code. As a result, we believe that awards under the Incentive Bonus Plan and the 2005 Stock Incentive Plan will satisfy the requirements for “performance-based compensation” under Section 162(m) and, accordingly, do not count against the $1,000,000 limit and are deductible by us. Other compensation paid or imputed to individual executive officers covered by Section 162(m) may not satisfy the requirements for “performance-based compensation” and may cause non-performance-based compensation to exceed the $1,000,000 limit, and would then not be deductible by us to the extent in excess of the $1,000,000 limit. Although the Compensation Committee designs certain components of executive compensation to preserve income tax deductibility, it believes that it is not in the stockholders’ interest to restrict the Compensation Committee’s discretion and flexibility in developing appropriate compensation programs and establishing compensation levels and, in some instances, the Compensation Committee may approve compensation that is not fully deductible.

Timing of Equity Compensation Grants

We have consistently applied the practice of making all option and stock appreciation right grants to employees (other than inducement grants to new employees) annually on the date of the quarterly meeting of the Board of Directors held in February or March of each year, after we announce earnings for the prior year. As described above, all five of our current executive officers, Mr. Stoelting, Mr. Henseler, Mr. Nicholson, Ms. Lo and Mr. Kilrea, have Existing Employment Agreements that provide for annual share-based grants, which must be made on the earlier of (1) the quarterly meeting of the Board of Directors held in February of the applicable year, or (2) February 28th of the applicable year. As noted above in “Long-Term Equity Based Compensation,” sufficient shares were not available under the 2005 Stock Incentive Plan to make full grants of stock appreciation rights to Mr. Stoelting or Mr. Henseler at the Board of Directors meeting held in February 2010. These stock appreciation rights were issued after the amendment to the 2005 Stock Incentive Plan was approved at the 2010 Annual Meeting of Stockholders held on May 6, 2010. The grant date (other than for inducement grants to new employees) is always the date of approval of the grant by our Board of Directors or the Compensation Committee, as applicable, and the grant date for inducement grants to employees is the first date of employment. The exercise price is the closing price of shares of our Common Stock on the NASDAQ Stock Market on the grant date.

Under amendments to our Outside Director Compensation Plan effective January 1, 2007, our outside directors receive annual grants of restricted stock after the election of directors at the Annual Meeting of Stockholders. See “Director Compensation” for more information.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth in this Information Statement with our management and, based on such review and discussions with management, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

COMPENSATION COMMITTEE
Linda A. Huett (Chairperson)
John S. Bakalar
John J. Vosicky

No portion of the foregoing report shall be deemed “soliciting material” or incorporated by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, by any general statement incorporating by reference this Information Statement, except to the extent that the Company specifically incorporates this information by reference. In addition, this report shall not otherwise be deemed filed under such Acts.

Summary Compensation Table

The following table provides information for 2010, 2009 and 2008, concerning the compensation paid by us to the person who served as our principal executive officer in 2010, the person who served as our principal financial officer in 2010, and our three other most highly compensated executive officers based on their total compensation in 2010. We refer to these five executive officers as our “named executive officers” in this Information Statement.

				Option	Non-Equity
			Stock	and SAR	Incentive Plan	All Other
			Awards	Awards	Compensation	Compensation
Name and Principal Position	Year	Salary	(Note 1)	(Note 2)	(Note 3)	(Note 4)	Total

Curtis W. Stoelting,	2010	$478,246	$301,785	$1,544,131	$196,220	$33,244	$2,553,626
Chief Executive Officer	2009	$450,000	—	$652,687	$695,565	$33,114	$1,831,366
	2008	$443,269	—	$1,354,169	$—	$76,769	$1,874,207
Peter J. Henseler,	2010	$478,246	$301,785	$1,544,131	$196,220	$31,788	$2,552,170
President	2009	$450,000	—	$652,687	$695,565	$31,788	$1,830,040
	2008	$443,269	—	$1,354,169	$—	$37,603	$1,835,041
Peter A. Nicholson,	2010	$318,814	$144,034	$598,798	$98,843	$28,626	$1,189,115
Chief Financial Officer(5)	2009	$300,000	—	$309,635	$353,292	$28,684	$991,611
	2008	$108,361	—	$357,389	$—	$1,246	$466,996
Helena Lo,	2010	$318,360	$106,311	$444,821	$101,750	$54,932	$1,026,174
Executive Vice President	2009	$300,000	—	$309,635	$363,330	$50,803	$1,023,768
and Managing Director	2008	$295,320	—	$473,486	$—	$48,512	$817,318
of RC2 (H.K.) Limited
Gregory J. Kilrea,	2010	$318,831	$106,311	$444,821	$101,750	$30,031	$1,001,744
Chief Operating Officer	2009	$300,000	—	$309,635	$363,330	$29,121	$1,002,086
	2008	$278,462	—	$473,486	$—	$33,746	$785,694

Explanatory Notes for Summary Compensation Table:

(1)	The amounts in this column reflect the dollar amount of performance-based restricted stock unit awards pursuant to our 2005 Stock Incentive Plan granted in 2010. These amounts are equal to the grant date fair value, computed in accordance with the Compensation — Stock Compensation Topic of the FASB Accounting Standards Codification, of the performance-based restricted stock unit awards based on the expected outcome as of the date of grant. As these awards were granted on February 24, 2010 contingent on stockholder approval of the amendment to the 2005 Stock Incentive Plan at the 2010 Annual Meeting of Stockholders on May 6, 2010, the grant date for purposes of the Compensation — Stock Compensation Topic of the FASB Accounting Standards Codification was May 6, 2010. Assumptions used in the calculation of the grant date fair value are included in Note 12 to our audited consolidated financial statements, included in our Annual Report on Form 10-K filed with the SEC on March 2, 2011. The table below shows the value of the performance-based restricted stock awards on the grant date assuming the maximum level of performance conditions will be achieved:

Performance-Based
Restricted Stock Units
Name	at Maximum

Curtis W. Stoelting	$804,760
Peter J. Henseler	$804,760
Peter A. Nicholson	$384,090
Helena Lo	$283,495
Gregory J. Kilrea	$283,495

(2)	The amounts in this column reflect the dollar amount of stock option and stock appreciation right awards pursuant to our 2005 Stock Incentive Plan in the years indicated in the table. These amounts equal the grant date fair value, computed in accordance with the Compensation — Stock Compensation Topic of the FASB Accounting Standards Codification, of stock option and stock appreciation right awards.

Assumptions used in the calculation of the grant date fair value are included in Note 12 to our audited consolidated financial statements, included in our Annual Report on Form 10-K filed with the SEC on March 2, 2011.

(3)	This column discloses the dollar value of annual cash incentives earned by the named executive officers under our Incentive Bonus Plan and includes the 2009 contractual base salary increases of 4% which were converted into performance-based cash incentives. See “Compensation Discussion and Analysis.”

(4)	The table below shows the components of this column, which include our match for each individual’s 401(k) plan contributions, the cost of premiums paid by us for term life insurance and disability insurance under which the named executive officer is a beneficiary, perquisites consisting of an automobile allowance and in the case of Mr. Stoelting, personal plane usage in 2008, and in the case of Ms. Lo, a country club membership. For the calculation of the incremental cost of the personal use of the company airplane, we calculate a per hour amount for variable costs such as fuel, landing and parking fees and expenses for the flight crew, and then multiply that per hour cost by the number of hours of personal use by Mr. Stoelting.

			Life and		Total “All
		401(k) Match	Disability		Other
Name	Year	(a)	Insurance	Perquisites	Compensation”

Curtis W. Stoelting	2010	$9,800	$14,444	$9,000	$33,244
	2009	$9,800	$14,314	$9,000	$33,114
	2008	$16,100	$14,190	$46,479	$76,769
Peter J. Henseler	2010	$9,800	$12,988	$9,000	$31,788
	2009	$9,800	$12,988	$9,000	$31,788
	2008	$16,100	$12,988	$8,515	$37,603
Peter A. Nicholson	2010	$9,800	$9,826	$9,000	$28,626
	2009	$9,800	$9,884	$9,000	$28,684
	2008	$—	$—	$1,246	$1,246
Helena Lo	2010	$16,021	$20,721	$18,190	$54,932
	2009	$15,000	$19,001	$16,802	$50,803
	2008	$14,125	$18,376	$16,011	$48,512
Gregory J. Kilrea	2010	$9,800	$11,231	$9,000	$30,031
	2009	$9,800	$10,321	$9,000	$29,121
	2008	$16,100	$9,131	$8,515	$33,746

(a)	For Ms. Lo, the amount is a company contribution to a statutory pension plan under Hong Kong law.

(5)	Effective November 5, 2008, Mr. Nicholson was appointed as our Chief Financial Officer. Mr. Nicholson’s salary includes $70,284 paid to Mr. Nicholson’s consulting firm during 2008 prior to his appointment as our Chief Financial Officer.

Grants of Plan-Based Awards

										All Other
										Option/SAR	Exercise
										Awards:	or Base	Grant
		Estimated Future Payouts					Estimated Future			Number of	Price of	Date Fair
		Under Non-Equity Incentive					Payouts Under Equity			Securities	SAR	Value of SAR/
	Grant	Plan Awards(1)					Incentive Plan Awards(2)			Underlying	Awards	RSU
Name	Date	Threshold		Target	Maximum		Threshold	Target	Maximum	SARs(3)	($/Sh)	Awards(4)

Curtis W. Stoelting	5/06/10									148,000	$18.29	$1,544,131
	2/24/10						16,500	44,000	44,000			$301,785
	—	$0		$1,095,120	$2,500,000
Peter J. Henseler	5/06/10									148,000	$18.29	$1,544,131
	2/24/10						16,500	44,000	44,000			$301,785
	—	$0		$1,095,120	$2,500,000
Peter A. Nicholson	2/24/10									70,000	$14.90	$598,798
	2/24/10						7,875	21,000	21,000			$144,034
	—	$0	(1)	$551,616	$1,259,259	(1)
Helena Lo	2/24/10									52,000	$14.90	$444,821
	2/24/10						5,813	15,500	15,500			$106,311
	—	$0	(1)	$567,840	$1,296,296	(1)
Gregory J. Kilrea	2/24/10									52,000	$14.90	$444,821
	2/24/10						5,813	15,500	15,500			$106,311
	—	$0	(1)	$567,840	$1,296,296	(1)

(1)	These amounts show the range of payouts targeted for 2010 performance under our Incentive Bonus Plan as described in “Compensation Discussion and Analysis.” The Incentive Bonus Plan entitles participants to earn a percentage (which varies by participant and is dependent upon the applicable participant’s position and responsibility) of a cash incentive pool amount. The cash incentive for each executive officer is based on the amount by which Capital Adjusted EBITDA exceeds threshold Capital Adjusted EBITDA and our net sales targets are achieved.

(2)	The performance-based restricted stock units may be earned if performance goals relating to the Company’s cumulative EBITDA over a three-year period ending December 31, 2012, are achieved. If the minimum threshold amount of cumulative three-year EBITDA for this period is achieved, then 37.5% of the restricted stock units will be earned. If the cumulative three-year EBITDA exceeds the minimum threshold, additional restricted stock units will be earned above 37.5% on a pro rata basis up to 100% of the restricted stock units. The threshold amount in the table reflects 37.5% of the restricted stock units and the target and maximum amounts reflect 100% of the restricted stock units. Each restricted stock unit earned will entitle a named executive officer to receive one share of Common Stock in 2013, subject to the right of the named executive officers to defer receipt of all or a portion of the shares earned for a period of up to ten years.

(3)	Each stock appreciation right vests pro rata over a three-year period on each of February 24, 2011, February 24, 2012 and February 24, 2013.

(4)	The value of the award is based upon the grant date fair value of the 2010 stock appreciation right awards and performance-based restricted stock unit awards determined pursuant to the Compensation — Stock Compensation Topic of the FASB Accounting Standards Codification. Generally, the grant date fair value is the amount that we would expense in our financial statements over the award’s vesting schedule. See Note 12 to our consolidated financial statements filed with the SEC on March 2, 2011, as part of our Annual Report on Form 10-K for the assumptions we relied on in determining the value of these awards.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding unexercised options, unexercised stock appreciation rights and performance-based restricted stock units held by our named executive officers at December 31, 2010.

	Option/SAR Awards					Stock Awards
						Equity		Equity
						Incentive		Incentive
						Plan Awards:		Plan Awards:
						Number of		Market or
	Number of	Option/SAR				Unearned		Payout Value of
	Securities	Awards				Shares, units		Unearned
	Underlying	Underlying				or Other		Shares, units or
	Unexercised	Unexercised	Option/SAR	Option/SAR		Rights That		Other Rights
	Options/SARs	Options/SARs	Exercise	Expiration		Have Not		That Have Not
Name	Exercisable	Unexercisable	Price	Date		Vested (#)		Vested ($)

Curtis W. Stoelting	75,000	—	$7.94	10/30/11	(1)
	35,000	—	$13.39	02/25/13	(2)
	40,000	—	$24.78	02/24/14	(3)
	52,500	—	$31.27	03/01/15	(4)
	40,000	10,000	$35.72	02/21/16	(5)
	57,200	85,800	$20.23	03/04/18	(6)
	83,333	166,667	$5.11	02/25/19	(7)
	—	113,362	$18.29	05/06/20	(8)
	—	34,638	$18.29	05/06/20	(9)
						16,500	(10)	$359,205	(10)
Peter J. Henseler	35,000	—	$13.39	02/25/13	(2)
	40,000	—	$24.78	02/24/14	(3)
	52,500	—	$31.27	03/01/15	(4)
	40,000	10,000	$35.72	02/21/16	(5)
	57,200	85,800	$20.23	03/04/18	(6)
	83,333	166,667	$5.11	02/25/19	(7)
	—	113,362	$18.29	05/06/20	(8)
	—	34,638	$18.29	05/06/20	(9)
						16,500	(10)	$359,205	(10)
Peter A. Nicholson	24,000	36,000	$12.45	11/05/18	(11)
	39,533	79,067	$5.11	02/25/19	(7)
	—	53,616	$14.90	02/24/20	(8)
	—	16,384	$14.90	02/24/20	(9)
						7,875	(10)	$171,439	(10)
Helena Lo	24,750	—	$24.78	02/24/14	(3)
	21,000	—	$31.27	03/01/15	(4)
	16,000	4,000	$35.72	02/21/16	(5)
	12,000	8,000	$39.09	02/21/17	(12)
	20,000	30,000	$20.23	03/04/18	(6)
	39,533	79,067	$5.11	02/25/19	(7)
	—	39,830	$14.90	02/24/20	(8)
	—	12,170	$14.90	02/24/20	(9)
						5,813	(10)	$126,549	(10)

Option/SAR Awards	Stock Awards
Equity	Equity
Incentive	Incentive
Plan Awards:	Plan Awards:
Number of	Market or
Number of	Option/SAR	Unearned	Payout Value of
Securities	Awards	Shares, units	Unearned
Underlying	Underlying	or Other	Shares, units or
Unexercised	Unexercised	Option/SAR	Option/SAR	Rights That	Other Rights
Options/SARs	Options/SARs	Exercise	Expiration	Have Not	That Have Not
Name	Exercisable	Unexercisable	Price	Date	Vested (#)	Vested ($)

Gregory J. Kilrea	6,000	—	$29.02	04/26/14	(13)
6,400	—	$31.27	03/01/15	(4)
12,000	3,000	$35.72	02/21/16	(5)
12,000	8,000	$39.09	02/21/17	(12)
20,000	30,000	$20.23	03/04/18	(6)
—	79,067	$5.11	02/25/19	(7)
—	39,830	$14.90	02/24/20	(8)
—	12,170	$14.90	02/24/20	(9)
5,813	(10)	$126,549	(10)

(1)	The common stock option vested pro rata over a five-year period on each of October 30, 2002, October 30, 2003, October 30, 2004, October 30, 2005 and October 30, 2006.

(2)	The common stock option vested pro rata over a five-year period on each of February 25, 2004, February 25, 2005, February 25, 2006, February 25, 2007 and February 25, 2008.

(3)	The common stock option vested pro rata over a five-year period on each of February 24, 2005, February 24, 2006, February 24, 2007, February 24, 2008 and February 24, 2009.

(4)	The common stock option vested pro rata over a five-year period on each of March 1, 2006, March 1, 2007, March 1, 2008, March 1, 2009 and March 1, 2010.

(5)	The common stock option vests pro rata over a five-year period on each of February 21, 2007, February 21, 2008, February 21, 2009, February 21, 2010 and February 21, 2011.

(6)	The common stock option vests pro rata over a five-year period on each of March 4, 2009, March 4, 2010, March 4, 2011, March 4, 2012 and March 4, 2013.

(7)	The stock-settled stock appreciation right vests pro rata over a three-year period on each of February 25, 2010, February 25, 2011 and February 25, 2012.

(8)	The stock-settled stock appreciation right vests pro rata over a three-year period on each of February 24, 2011, February 24, 2012 and February 24, 2013.

(9)	The cash-settled stock appreciation right vests pro rata over a three-year period on each February 24, 2011, February 24, 2012 and February 24, 2013.

(10)	The performance-based restricted stock units may be earned if performance goals relating to the Company’s cumulative EBITDA over a three-year period ending December 31, 2012, are achieved. The number of shares subject to performance-based restricted stock units in the table is based upon the threshold performance goals. The value of the performance-based restricted stock units in the table is based on the closing price of our Common Stock on December 31, 2010, which was $21.77 per share.

(11)	The common stock option vests pro rata over a five-year period on each November 5, 2009, November 5, 2010, November 5, 2011, November 5, 2012 and November 5, 2013.

(12)	The common stock option vests pro rata over a five-year period on each of February 21, 2008, February 21, 2009, February 21, 2010, February 21, 2011 and February 21, 2012.

(13)	The common stock option vested pro rata over a five-year period on each of April 26, 2005, April 26, 2006, April 26, 2007, April 26, 2008 and April 26, 2009.

Option and Stock Appreciation Right Exercises

The following table provides information regarding the options and stock appreciation rights exercised by our named executive officers during 2010 on an aggregate basis.

	Option and SAR Awards
	Number of Shares		Value Realized on
Name	Acquired on Exercise		Exercise(1)

Curtis W. Stoelting	71,449		$1,157,154
Peter J. Henseler	75,000		$656,620
Peter A. Nicholson	—		$—
Helena Lo	10,000	(2)	$139,500
Gregory J. Kilrea	39,533	(3)	$392,563

(1)	Value realized equals the market price of our Common Stock at the time of exercise, minus the exercise price multiplied by the number of shares acquired on exercise.

(2)	The exercise of a stock-settled stock appreciation right as to 10,000 shares resulted in the issuance to Ms. Lo of 7,318 shares.

(3)	The exercise of a stock-settled stock appreciation right as to 39,533 shares resulted in the issuance to Mr. Kilrea of 26,101 shares.

Employment Agreements

Effective April 1, 2008, we entered into Existing Employment Agreements with each of Curtis W. Stoelting, Peter J. Henseler, Helena Lo and Gregory J. Kilrea, and effective November 5, 2008, we entered into an Existing Employment Agreement with Peter A. Nicholson. On March 10, 2011, concurrently with the execution of the Merger Agreement, the Company entered into the Employment Agreement Amendments with each of the named executive officers. The Employment Agreement Amendments extend the expected completion date of the executive officers’ Existing Employment Agreements from March 31, 2011 to September 30, 2011, and extend the date for the 2011 issuance of equity awards and the 2011 annual base salary increases to the later of (1) June 30, 2011 or (2) 10 days after the termination of the Merger Agreement in accordance with its terms. The terms of these Existing Employment Agreements generally include the following:

•	Mr. Stoelting receives an annual base salary of at least $450,000, Mr. Henseler receives an annual base salary of at least $450,000, Mr. Nicholson receives an annual base salary of at least $300,000, Ms. Lo receives an annual base salary of at least $300,000 and Mr. Kilrea receives an annual base salary of at least $300,000. We are required to review each named executive officer’s base salary annually and increase the base salary on each April 1 by at least the greater of 4% or the most recently published increase in the Consumer Price Index, subject to the extension of the date for 2011 salary increases pursuant to the Employment Agreement Amendments;

•	each of these named executive officers is entitled to participate in our cash incentive plans, stock incentive plans and employee stock purchase plan;

•	each of these named executive officers is entitled to participate in our Incentive Bonus Plan which provides for target annual cash incentives based upon a multiple of the named executive officer’s base salary;

•	each of the named executive officers is entitled to share-based grants having a targeted value determined in accordance with U.S. generally accepted accounting principles;

•	each of these named executive officers receives an auto allowance of $750 per month and each is eligible to participate in any medical, health, dental, disability and life insurance policy that we maintain for the benefit of our other senior management;

•	each of these named executive officers also receives at our expense at least $2.0 million of life insurance coverage and disability insurance coverage up to 75% of the named executive officer’s base salary, provided that we will not be required to pay premiums in excess of $20,000 in any year for this insurance coverage for any single named executive officer;

•	in the event the named executive officer’s employment is terminated by RC2 without cause (as defined in the Existing Employment Agreements) or by the named executive officer for good reason (as defined in the Existing Employment Agreements), including a failure by us to renew the Existing Employment Agreement after the expected completion date of the Existing Employment Agreement other than for cause, the named executive officer is entitled to continuation of the named executive officer’s then effective base salary (which for purposes of this clause after April 1, 2009 through March 31, 2010 is based on an amount as if the 4% base salary increase had been made on April 1, 2009) for two years following the date of termination of employment and a lump sum payment equal to 100% of the average annual payment under our incentive plans over the preceding three years (50% of the current year target annual cash incentive amount for Mr. Nicholson) or, if after or in anticipation of a change of control, the named executive officer is entitled to a lump sum payment of three years of base salary (which for purposes of this clause after April 1, 2009 through March 31, 2010 is based on an amount as if the 4% base salary increase had been made on April 1, 2009) and a payment equal to the greater of 200% of the average annual payments under our cash incentive plans over the preceding three years or 100% of his or her current year target annual cash incentive amount;

•	to the extent necessary to comply with Internal Revenue Code Section 409A, in the event the named executive officer’s employment is terminated by RC2 without cause (as defined in the Existing Employment Agreements) or by the named executive officer for good reason (as defined in the Existing Employment Agreements), RC2 will make a lump sum payment after the six month anniversary of the date of termination of employment equal to the severance benefits (other than certain fringe benefits) that would have otherwise been payable prior to such date plus interest thereon at the prime rate and thereafter continue payment of severance benefits until fully paid under the terms of the Existing Employment Agreement, provided that, if such termination of employment relates to a change of control (as defined in the Existing Employment Agreements), such severance benefits will be paid by RC2 in a lump sum into a rabbi trust for the benefit of the named executive officer upon termination of employment and will not be released from the rabbi trust until after the six month anniversary of the date of termination of employment;

•	in the event the named executive officer’s employment is terminated by the named executive officer without good reason (as defined in the Existing Employment Agreements), we are obligated to pay the named executive officer his or her actual current year cash incentive earned, as determined at year end and prorated by the number of months employed in the year of termination;

•	the named executive officer has up to twelve months after termination other than by us for cause to exercise any vested share-based grants previously granted to the named executive officer;

•	all outstanding share-based grants vest upon death or disability as well as upon a change of control of RC2; and

•	each of these named executive officers agreed not to compete with us during employment and for a period of two years following termination of employment (six months if employment is terminated by us after a change of control or if the Existing Employment Agreements is not renewed by us after the expected completion date of the Existing Employment Agreements) and agreed to maintain the confidentiality of our proprietary information and trade secrets during the term of employment and for five years thereafter.

Effect of the Offer on the Employment Agreements Described Above

As a condition to Parent’s willingness to proceed with the transactions contemplated by the Merger Agreement, on March 10, 2011, concurrently with the execution of the Merger Agreement, the Company entered into the New Employment Agreements with each of the Company’s executive officers and Parent (solely as to certain provisions thereof). The New Employment Agreements, which will become effective only upon the consummation of the Offer, and will amend, restate and replace in their entirety the executive officers’ Existing Employment Agreements with the Company, which were entered into on April 1, 2008, in the case of Curtis W. Stoelting, Peter J. Henseler, Gregory J. Kilrea and Helena Lo and on November 5, 2008, in the case of Peter A. Nicholson. Further information relating to the New Employment Agreements and the other compensation of the Company’s executive officers in connection with the Offer and the Merger is disclosed in the Schedule 14D-9 and exhibits to the Schedule 14-9.

Post-Employment Compensation

Pension Benefits and 401(k) Plan

We do not currently provide any pension benefits to any of our named executive officers. Our U.S.-based named executive officers are eligible to participate in our 401(k) plan on the same terms as our other U.S.-based employees. During the 2010 plan year, we contributed to each participant a matching contribution equal to 100% on the first 3% of an employee’s annual wages and 50% on the next 2% of an employee’s annual wages, which is subject to IRS limitations. All of our named executive officers participated in our 401(k) plan during 2010, and received matching contributions, other than Ms. Lo, for whom we made contributions to a statutory pension plan under Hong Kong law.

Nonqualified Deferred Compensation

We do not currently provide any nonqualified deferred compensation or other deferred compensation plans.

Potential Payments Upon Termination or Change of Control

We have entered into Existing Employment Agreements with each of Curtis W. Stoelting, Peter J. Henseler, Peter A. Nicholson, Helena Lo and Gregory J. Kilrea that provide for severance benefits, including increased benefits following a change of control (as defined in the Existing Employment Agreements). The following tables and narrative disclosure summarize the potential payments to each named executive officer assuming that one of the events listed in the tables below occurs. The tables assume that the applicable event(s) occurred on December 31, 2010, the last day of our last completed fiscal year. Although we have entered into the Merger Agreement that contemplates certain transactions, which, if consummated, would result in a change of control, in accordance with SEC rules, the tables below have been completed based on the assumption that a change of control occurred on December 31, 2010 (prior to the date we entered into the Merger Agreement) and do not give effect to any of the provisions of the Merger Agreement or the New Employment Agreements.

The Existing Employment Agreements in effect at the end of 2010 with our named executive officers provide that if the named executive officer’s employment is terminated by us without cause (as defined in the Existing Employment Agreements) or by the named executive officer for good reason (as defined in the Existing Employment Agreements), including a failure by us to renew the Existing Employment Agreement after the expected completion date of the Existing Employment Agreement other than for cause, the named executive officer will be entitled to continuation of the named executive officer’s then effective base salary for two years following the date of termination of employment, a lump sum payment equal to 100% of the average annual payments under our cash incentive plans over the preceding three years (50% of the current year target annual cash incentive amount for Mr. Nicholson) and continuation of medical, dental, health, disability and life insurance coverage for a period of three years after termination of employment. If the named executive officer’s employment is terminated for the above described reasons at any time after or in contemplation of a change of control of RC2, the named executive officer will be entitled to a lump sum payment of three years of base salary and a payment equal to the greater of 200% of the average annual payments under our cash incentive plans over the preceding three years or 100% of his or her current year target annual cash incentive amount and continuation of medical, dental, health, disability and life insurance coverage for a period of three years after termination of employment. The Existing Employment Agreements also provide that all outstanding equity awards held by the named executive officers will immediately vest upon a change of control of RC2.

However, to the extent necessary to comply with Internal Revenue Code Section 409A, in the event the named executive officer’s employment is terminated by RC2 without cause (as defined in the Existing Employment Agreements) or by the named executive officer for good reason (as defined in the Existing Employment Agreements), RC2 will make a lump sum payment after the six month anniversary of the date of termination of employment equal to the severance benefits (other than certain fringe benefits) that would have otherwise been payable prior to such date plus interest thereon at the prime rate and thereafter continue payment of severance benefits until fully paid under the terms of the Existing Employment Agreement.

The following table sets forth the compensation that Mr. Stoelting, Mr. Henseler, Mr. Nicholson, Ms. Lo and Mr. Kilrea would have been eligible to receive if the applicable named executive officer’s employment had been terminated as of December 31, 2010, under circumstances requiring payment of severance benefits as described above other than after or in contemplation of a change of control.

Potential Severance Under Existing Employment Agreements

Name	Salary	Cash Incentive	Benefits(1)	Total

Curtis W. Stoelting	$973,440	$297,262	$116,747	$1,387,449
Peter J. Henseler	$973,440	$297,262	$112,378	$1,383,080
Peter A. Nicholson	$648,960	$275,808	$102,604	$1,027,372
Helena Lo	$648,960	$155,027	$77,517	$881,504
Gregory J. Kilrea	$648,960	$155,027	$105,226	$909,213

(1)	The benefits consist of expenses for the continuation of medical, dental, health, life and disability coverage for a three year period.

The following table sets forth the compensation that Mr. Stoelting, Mr. Henseler, Mr. Nicholson, Ms. Lo and Mr. Kilrea would have been eligible to receive if the applicable named executive officer’s employment had been terminated as of December 31, 2010, under circumstances requiring payment of severance benefits as described above for a termination after or in contemplation of a change of control.

Potential Severance Under Existing Employment Agreements
For a Termination After A Change of Control

Name	Salary	Cash Incentive	Benefits(1)	Total

Curtis W. Stoelting	$1,460,160	$1,095,120	$116,747	$2,672,027
Peter J. Henseler	$1,460,160	$1,095,120	$112,378	$2,667,658
Peter A. Nicholson	$973,440	$551,616	$102,604	$1,627,660
Helena Lo	$973,440	$567,840	$77,517	$1,618,797
Gregory J. Kilrea	$973,440	$567,840	$105,226	$1,646,506

(1)	The benefits consist of expenses for the continuation of medical, dental, health, life and disability coverage for a three year period.

As described above, the Existing Employment Agreements with Mr. Stoelting, Mr. Henseler, Mr. Nicholson, Ms. Lo and Mr. Kilrea also provide for immediate vesting of all outstanding share-based grants upon a change of control of the Company. The following table sets forth the unvested share-based grants of these named executive officers as of December 31, 2010, that would become vested in the event of a change of control.

	Number of Shares	Unrealized Value of
	Underlying Unvested	Unvested
Names	Options/SARs/RSUs	Options/SARs/RSUs(1)

Curtis W. Stoelting	454,467	$4,381,724
Peter J. Henseler	454,467	$4,381,724
Peter A. Nicholson	206,067	$2,590,846
Helena Lo	188,567	$2,058,131
Gregory J. Kilrea	187,567	$2,058,131

(1)	Unrealized value equals the closing market value of our Common Stock as of December 31, 2010, minus the exercise price for options and SARs, multiplied by the number of unvested shares of our Common Stock as of such date. The closing market value of our Common Stock on December 31, 2010, was $21.77. Options and stock appreciation rights that have an exercise price in excess of the closing market value of our Common Stock on December 31, 2010, are deemed to have no value for this purpose.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during 2010 were Linda A. Huett, John S. Bakalar and John J. Vosicky. None of these directors who served on our Compensation Committee during the 2010 has, at any time, been one of our officers or employees. None of our executive officers served during 2010 as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our Board of Directors. Effective April 15, 2005, our Board of Directors approved an Outside Director Compensation Plan that provides compensation to directors who are not officers or employees of the Company or its subsidiaries (“outside directors”). Directors who are not outside directors receive no additional compensation for services as members of the Board or any of its committees. All of our directors in 2010 were outside directors other than Curtis W. Stoelting and Peter J. Henseler.

Outside Director Compensation Plan

In February 2007, our Board of Directors, based upon the recommendation of the Compensation Committee, approved amendments to our Outside Director Compensation Plan. These amendments to the Outside Director Compensation Plan were effective as of January 1, 2007.

In accordance with the consideration of amendments to the Outside Director Compensation Plan, the Committee engaged Capital H Group, an independent compensation consultant, to review the Company’s director compensation. The Board of Directors and the Compensation Committee discussed the results and recommendations of this review at meetings held in 2007. As part of its analysis, the independent compensation consultant reviewed a published survey of director compensation based on revenue size and broad industry categories and prepared a focused peer group survey including public companies (other than financial services companies) having market capitalization, revenue, net income, a three-year cumulative average revenue growth rate and a three-year average return on assets with a range comparable to the Company. The independent compensation consultant determined that, although the Company’s performance was within or above the median (40th to 60th percentile) of the peer group, both the cash and stock components of the Company’s director compensation were below the median of both surveys.

Following its review of the independent compensation consultant’s report, the Compensation Committee recommended and our Board of Directors approved certain amendments to the Outside Director Compensation Plan effective as of January 1, 2007. After giving effect to these amendments, the total compensation of our outside directors is within the median of the two surveys reviewed by the independent compensation consultant.

Director Summary Compensation Table

The following table provides information concerning the compensation for 2010 paid by us to each of our outside directors.

			All Other
	Fees Earned or Paid	Restricted Stock	Compensation
Name	in Cash	Awards (Note 1)	(Note 2)	Total

John S. Bakalar	$35,000	$74,989	$—	$109,989
Joan K. Chow	$29,069	$74,989	$—	$104,058
Thomas M. Collinger	$43,000	$74,989	$—	$117,989
Robert E. Dods	$35,000	$74,989	$11,236	$121,225
Linda A. Huett	$43,000	$74,989	$—	$117,989
Michael E. Merriman, Jr.	$45,418	$74,989	$—	$120,407
Paul E. Purcell	$35,000	$74,989	$—	$109,989
John J. Vosicky	$40,582	$74,989	$—	$115,571
Daniel M. Wright(3)	$12,212	$—	$—	$12,212

Explanatory Notes for Director Summary Compensation Table:

(1)	Under our Outside Director Compensation Plan in effect in 2010, on May 6, 2010, each director received an award of 4,100 shares of restricted stock with a value of $74,989 determined based upon the fair market value per share on the date of grant of $18.29. All such shares of restricted stock vest pro rata over a three year period on each anniversary date of the grant.

(2)	In the case of Mr. Dods, consists of personal usage of the company airplane. For the calculation of the incremental cost of the personal use of the company airplane, we calculate a per hour amount for variable costs such as fuel, landing and parking fees and expenses for the flight crew, and then multiply that per hour cost by the number of hours of personal use by Mr. Dods.

(3)	Mr. Wright retired from the Board of Directors as of May 6, 2010.

The following table identifies the aggregate number of shares of Common Stock subject to outstanding common stock options as of December 31, 2010, held by each of our outside directors.

Number of Shares of Common
Stock Subject to Common
Stock Options Outstanding
Name of Outside Director	as of December 31, 2010

John S. Bakalar	29,892
Joan K. Chow	—
Thomas M. Collinger	3,586
Robert E. Dods	1,915
Linda A. Huett	—
Michael J. Merriman, Jr.	1,915
Paul E. Purcell	9,911
John J. Vosicky	10,862

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the Securities and Exchange Commission initial reports of beneficial ownership on Form 3 and reports of changes in beneficial ownership of our equity securities on Form 4 or 5. The rules promulgated by the Securities and Exchange Commission under section 16(a) of the Securities Exchange Act of 1934 require those persons to furnish us with copies of all reports filed with the Securities and Exchange Commission pursuant to section 16(a). Based solely upon a review of such forms actually furnished to us, and written representations of certain of our directors and executive officers that no forms were required to be filed, all directors, executive officers and 10% stockholders have filed with the Securities and Exchange Commission on a timely basis all reports required to be filed under section 16(a) of the Securities Exchange Act of 1934.

TRANSACTIONS WITH RELATED PERSONS

Related Person Transactions

Paul E. Purcell, a member of our Board of Directors, is the President and Chief Executive Officer of Robert W. Baird & Co. Incorporated (“Baird”). In 2010, the Company paid Baird fees of $0.2 million for services rendered in the acquisition of the JJ Cole business. The Company has entered into an engagement letter with Baird that provides for the payment of certain fees in connection with the transactions contemplated by the Merger Agreement. Further information relating to Baird’s engagement letter and its fees in connection with the transactions contemplated by the Merger Agreement is disclosed in the Schedule 14D-9.

Review and Approval of Related Person Transactions

The charter for our Audit Committee provides that one of the responsibilities of our Audit Committee is to review and approve related party transactions in accordance with NASDAQ listing requirements. Although we do not currently have a formal written set of policies and procedures for the review, approval or ratification of related person transactions, we do have written procedures in place to identify related party transactions that may require Audit Committee approval. These procedures include inquiries of management on a quarterly basis and annual submission of director and officer questionnaires. Where a related party transaction is identified, the Audit Committee reviews and, where appropriate, approves the transaction based on whether it believes that the transaction is at arms length and contains terms that are no less favorable than what we could have obtained from an unaffiliated third party.

Annex II

Investment Banking

March 10, 2011

CONFIDENTIAL

Board of Directors
RC2 Corporation
1111 West 22nd Street
Suite 320
Oak Brook IL 60523

Members of the Board of Directors:

We understand that RC2 Corporation (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with Tomy Company Ltd (the “Parent”) and a wholly owned indirect subsidiary of the Parent (the “MergerSub”) pursuant to which, among other things, MergerSub will make a tender offer (the “Offer”) to purchase all outstanding shares of common stock of the Company (“Company Common Stock”) for $27.90 per share in cash (“Consideration”). Following the consummation of the Offer, MergerSub will merge with and into the Company, with the Company being the surviving corporation (the “Merger”, and together with the Offer, the “Transaction”).

In connection with your consideration of the Transaction, you have requested our opinion as to the fairness, from a financial point of view, to the Company’s stockholders (other than the Parent and its affiliates) as a group of the aggregate Consideration to be paid by the Parent to such holders in the Transaction pursuant to the Agreement. Pursuant to your request, we have only considered the fairness to the holders of Company Common Stock (other than the Parent and its affiliates) of the Consideration payable by the Parent to such holders in the Transaction pursuant to the Agreement, from a financial point of view, on an aggregate dollar amount basis. We express no opinion about the fairness of any amount or nature of the compensation or consideration (including any allocation of the Consideration) payable to any of the Company’s creditors, officers, directors or employees, or any class of such persons, or to any particular stockholder or the holders of a particular class or series of securities relative to the Consideration payable to the Company’s stockholders as a group. You have not asked us to express, and we are not expressing, any opinion with respect to any of the other financial or non-financial terms, conditions, determinations or actions with respect to the Transaction.

As part of our investment banking business, we are engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In conducting our investigation and analyses and in arriving at our opinion herein, we have reviewed such information and have taken into account such financial and economic factors, investment banking procedures and considerations as we have deemed relevant under the circumstances. In that connection, and subject to the various assumptions, qualifications and limitations set forth herein, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including pro forma financial information and non-recurring related items for 2010 and financial forecasts for fiscal years 2011 to 2015 (the “Forecasts”),

Robert W. Baird & Co.
227 West Monroe Street, Suite 2100
Chicago IL 60606
Main 312 609-4999
Fax 312 609-4950

www.rwbaird.com

March 10, 2011
RC2 Corporation

concerning the business and operations of the Company furnished to us, and prepared, by the Company’s management for purposes of our analysis; (ii) reviewed certain publicly available information, including, but not limited, to the Company’s recent filings with the Securities and Exchange Commission, equity analyst research reports covering the Company prepared by various investment banking and research firms, including our firm, and consensus estimates; (iii) reviewed the principal financial terms of the draft Agreement dated March 9, 2011 in the form expected to be presented to the Company’s Board of Directors, as they related to our analysis; (iv) compared the financial position and operating results of the Company with those of certain other publicly traded companies we deemed relevant; (v) compared the historical market prices, trading activity and market trading multiples of the Company Common Stock with those of certain other publicly traded companies we deemed relevant; (vi) compared the proposed Consideration payable by the Parent in the Transaction with the reported enterprise value of certain other business combinations we deemed relevant; (vii) considered the present values of the forecasted cash flows of the Company reflected in the Forecasts; and (viii) reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the Forecasts. We have held discussions with members of the Company’s senior management concerning the Company’s historical and current financial condition and operating results, as well as the future prospects of the Company. As a part of our engagement, we were requested by you to, and we did, solicit third party indications of interest from two pre-identified third parties in acquiring all or any part of the Company. You did not request us to solicit interest from any other parties, and we did not do so. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company. We have not independently verified any information supplied to us by the Company or the Parent concerning the parties to the Transaction that formed a substantial basis for our opinion. We have not been engaged to independently verify, have not assumed any responsibility to verify, assume no liability for, and express no opinion on, any such information, and we have assumed, without independent verification, that the Company is not aware of any information prepared by it or its advisors that might be material to our opinion that has not been provided to us. We have assumed, without independent verification, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company’s financial statements provided to us; (ii) the financial statements of the Company provided to us present fairly the results of operations, cash flows and financial condition of the Company for the periods, and as of the dates, indicated and were prepared in conformity with U.S. generally accepted accounting principles consistently applied; (iii) the Forecasts were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company’s senior management as to the future performance of the Company, and we have relied, without independent verification, upon the Forecasts in the preparation of this opinion, although we express no opinion with respect to the Forecasts and/or the consensus earnings estimates, or any judgments, estimates, assumptions or basis on which they were based, and we have assumed, without independent verification, that the Forecasts currently contemplated by the Company’s management used in our analysis will be realized in the amounts and on the time schedule contemplated; (iv) in all respects material to our analysis, the Transaction will be consummated in accordance with the terms and conditions of the draft Agreement without any material amendment thereto and without waiver by any party of any of the material conditions to their respective obligations thereunder; (v) in all respects material to our analysis, the representations and warranties contained in the draft Agreement are true

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RC2 Corporation

and correct and that each party will perform all of the material covenants and agreements required to be performed by it under such draft Agreement; (vi) all material corporate, governmental, regulatory or other consents and approvals (contractual or otherwise) required to consummate the Transaction have been, or will be, obtained without the need for any material changes to the Consideration or other material financial terms or conditions of the Transaction or that would otherwise materially affect the Company or our analysis. We have not considered any strategic, operating or cost benefits that might result from the Transaction or any expenses relating to the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above. We have relied, without independent verification, as to all legal matters regarding the Transaction on the advice of legal counsel to the Company. In conducting our review, we have not undertaken or obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise, known or unknown) or solvency of the Company nor have we made a physical inspection of the properties or facilities of the Company. We have not considered any expenses or potential adjustments to the Consideration relating to the Transaction as part of our analysis. In each case above, we have made the assumptions and taken the actions or inactions described above with your knowledge and consent.

Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and our opinion does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Furthermore, we express no opinion as to the price or trading range at which the Company Common Stock will trade following the date hereof or as to the effect of the Transaction on such price or trading range. Such price and trading range may be affected by a number of factors, including but not limited to (i) dispositions of the Company Common Stock by stockholders within a short period of time after, or other market effects resulting from, the announcement of the Transaction; (ii) changes in prevailing interest rates and other factors which generally influence the price of securities; (iii) adverse changes in the current capital markets; (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or in the Company’s industries; (v) any necessary actions by, or restrictions of, federal, state or other governmental agencies or regulatory authorities; and (vi) timely completion of the Transaction on terms and conditions that are acceptable to all parties at interest.

Our opinion has been prepared at the request and for the internal and confidential information of the Board of Directors of the Company, and may not be relied upon, used for any other purpose or disclosed to any other party without our prior written consent; provided, however, that this letter may be reproduced in full in a Schedule 14D-9 required to be filed with the Securities and Exchange Commission (the “SEC”) and any proxy statement or information statement to be provided to the Company’s stockholders in connection with the Transaction, and if so required in connection therewith, filed with the SEC. Any description or reference to us or our opinion in a Schedule 14D-9 (or any other publicly available document or regulatory filing), however, shall be subject to our prior review and approval. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not address the relative merits or risks of: (i) the Merger, the Offer or the Transaction, the draft Agreement or any other agreements or other matters provided for, or contemplated by, the draft Agreement; (ii) any other transactions that may be, or might have been, available as an alternative to the Transaction; or (iii) the Transaction compared to any other potential alternative transactions or business strategies considered by the Company’s Board of Directors and, accordingly, we have relied upon our discussions with the senior management of the Company with respect to the availability and consequences of any alternatives to the Transaction. This opinion does not constitute a recommendation to the Board of Directors of the Company, any stockholder of the Company, or any other

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RC2 Corporation

person as to how any such person should vote or act with respect to the Transaction or whether any stockholder of the Company should tender shares of the Company’s common stock in the Offer or any other offer.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee (a “Transaction Fee”) for our services, substantially all of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion, which fee is not contingent upon the conclusions of our opinion or the consummation of the Transaction, but is fully creditable against the contingent Transaction Fee (if paid). In addition, the Company has agreed to reimburse us for our out-of-pocket costs and to indemnify us against certain liabilities that may arise out of our engagement. We will not receive any other significant payment or compensation contingent upon the successful completion of the Transaction.

In the past, we have provided investment banking and financial advisory services to the Company for which we received our customary compensation. Specifically, within the past two years, Baird has advised the Company on its $60.4 million follow-on offering, its acquisition of JJ Cole Collections, and has provided on-going merger and acquisition advisory services. Baird’s aggregate compensation for all of the services we provided to the Company within the past two years was approximately $2.6 million. Paul Purcell, who is Chairman, President & Chief Executive Officer of Baird, is currently a member of the Company’s Board of Directors and has sat on the Company’s Board of Directors since 2002.

We are a full service securities firm. As such, in the ordinary course of our business, we may from time to time provide investment banking, advisory, brokerage and other services to clients that may be competitors or suppliers to, or customers or security holders of, the Company or the Parent or that may otherwise participate or be involved in the same or a similar business or industry as the Company or the Parent or may from time to time trade the securities of the Company (including the Company’s common stock) for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions or effect transactions in such securities. We also provide brokerage and advisory services for accounts that are beneficially owned by certain executive officers and directors of the Company. Our firm has also prepared equity analyst research reports from time to time regarding the Company.

Our opinion was approved by our firm’s internal fairness committee, a majority of the members of which were not involved in providing financial advisory services on our behalf to the Company in connection with the Transaction.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than the Parent and its affiliates) in the Transaction pursuant to the Agreement, taken in the aggregate, is fair, from a financial point of view, to such holders.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED